As filed with the Securities and Exchange Commission on November 29, 2002
                              Registration No. 333-
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549






                                    FORM SB-1


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               __________________


                             THE DEALER SHEET, INC.
                 ----------------------------------------------
                 (Name of small business issuer in its charter)

           Colorado                         2721                 84-1613631
------------------------------  ---------------------------- -------------------
  (State or jurisdiction of     (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)   Classification Code Number) Identification No.)

                               __________________


                              7858 East Long Place
                   Centennial, Colorado 80112; (303) 918-2333
          -------------------------------------------------------------
          (Address and telephone number of principal executive offices)

                              7858 East Long Place
                           Centennial, Colorado 80112
-------------------------------------------------------------------------------
(Address of principal place of business or intended principal place of business)

                                  Mr. Evan Lee
                              7858 East Long Place
                   Centennial, Colorado 80112; (303) 918-2333
            ---------------------------------------------------------
            (Name, address and telephone number of agent for service)

                  Please send copies of all correspondence to:

                               PATRICIA CUDD, ESQ.
                                Cudd & Associates
                       12441 West 49th Avenue, Suite #1-A
                           Wheat Ridge, Colorado 80033
                            Telephone: (303) 861-7273

                Approximate date of proposed sale to the public:
   As soon as practicable after the Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________________________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
======================================================================================
                                           Proposed         Proposed
   Title of Each         Dollar           Maximum          Maximum         Amount of
Class of Securities     Amount to     Offering Price      Aggregate      Registration
 to Be Registered     Be Registered      Per Share*    Offering Price*        Fee
--------------------------------------------------------------------------------------
  Common Stock,
 $.001 par value        $100,000            $.05           $100,000         $9.20

  TOTAL                                                    $100,000         $9.20

     *Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

              PART I - Narrative Information Required in Prospectus
              -----------------------------------------------------

Item 2.  Significant Parties.
-----------------------------

     List the full names and business and residential addresses, as applicable, for the following persons:

     (1)  The issuer's directors:

                                        Residence/Business Address:
     Evan Lee                           7858 East Long Place
                                        Centennial, Colorado  80112

     Rebecca Flowers                    1289 Xanadu Street
                                        Aurora, Colorado 80111

     (2)  The issuer's officers:

                                        Residence/Business Address:
         Evan Lee                       7858 East Long Place
                                        Centennial, Colorado  80112

         Rebecca Flowers                1289 Xanadu Street
                                        Aurora, Colorado 80111

     (3)  The issuer's general partners:

     The issuer is a corporation and, accordingly, has no general partners.

     (4) Record owners of 5 per cent or more of any class of the issuer's equity securities:

     The following individuals, whose addresses are set forth in Items 1.(a) and
(b) above, are the owners of record of five per cent or more of the outstanding shares of common stock of The Dealer Sheet, Inc.

                                   Shares Owned               Per Cent of Class
Name of Record Owner                of Record*                 Before Offering
--------------------               ------------               -----------------

     Evan Lee                        1,000,000                     48.3%

     Rebecca Flowers                 1,000,000                     48.3%

----------

     *Based upon 2,070,000 shares of our common stock issued and outstanding as of the date of this prospectus.

     (5) Beneficial owners of 5 per cent or more of any class of the issuer's equity securities:

     See the response to Item 2.,(4) above.

     (6)  Promoters of the issuer:

     Mr. Evan Lee and Ms. Rebecca Flowers may be deemed to be "promoters" of The Dealer Sheet, as that term is defined in the Securities Act of 1933.

     (7)  Affiliates of the issuer:

     Mr. Evan Lee and Ms. Rebecca Flowers are affiliates of The Dealer Sheet.

     (8)  Counsel to the issuer with respect to the proposed offering:

     Patricia Cudd, Esq.
     Cudd & Associates
     12441 West 49th Avenue, Suite #1-A
     Wheat Ridge, Colorado  80033

     (9)  Each underwriter with respect to the proposed offering:

     Not applicable. There is no underwriter(s) with respect to the proposed offering.

     (10) The underwriter's directors:

     Not applicable.

     (11) The underwriter's officers:

     Not applicable.

     (12) The underwriter's general partners:

     Not applicable.

     (13) Counsel to the underwriter:

     Not applicable.


Item 3.  Relationship with Issuer of Experts Named in Registration Statement.
-----------------------------------------------------------------------------

     No expert named in the registration statement as having prepared or certified any part thereof was employed for that purpose on a contingent basis or, at the time of the preparation or certification or at any time thereafter, had a material interest in The Dealer Sheet or was connected with The Dealer Sheet as a promoter, underwriter, voting trustee, director, officer or employee. The Dealer Sheet has no parents or subsidiaries.


Item 4.  Selling Security Holders.
----------------------------------

     Not applicable. None of our shareholders is offering any shares of common stock in the offering.


Item 5.  Changes in and Disagreements with Accountants.
-------------------------------------------------------

     Not applicable. We had no independent accountant prior to the retention of Jonathon P. Reuben, CPA, An Accountancy Corporation, 23440 Hawthorne Boulevard, Suite #270, Torrance, California 90505, in October 2002. There has been no change in our independent accountant during the period commencing with the retention of Jonathon P. Reuben, CPA, An Accountancy Corporation, through the date of this report.


Item 6.  Disclosure of Commission Position on Indemnification for Securities Act
--------------------------------------------------------------------------------
         Liabilities.
         ------------

     Under Colorado law and pursuant to our Articles of Incorporation, we may indemnify our officers and directors for various expenses and damages resulting from their acting in those capacities. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our officers or directors pursuant to those provisions, we have been informed by our counsel that, in the opinion of the U.S. Securities and Exchange Commission, the indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable.

                             The Dealer Sheet, Inc.
--------------------------------------------------------------------------------
(Exact name of Company as set forth in Charter)

Type of securities offered:  Shares of common stock, $.001 par value per share
                             -------------------------------------------------
Maximum number of securities offered:  2,000,000 shares of common stock
                                       --------------------------------
Minimum number of securities offered:  1,000,000 shares of common stock
                                       --------------------------------
Price per security:  $.05 per share
                     --------------
Total proceeds:  If maximum sold:  $100,000     If minimum sold:  $50,000
                                   --------                       -------
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities
in this offering?                                           [ ] Yes  [X] No

If yes, what per cent is commission of price to public?  -0-%  Not applicable.

Is there other compensation to selling agent(s)?            [ ] Yes  [X] No  Not
                                                            applicable

Is there a finder's fee or similar payment to any person?   [ ] Yes  [X] No (See
                                                            Question No. 22)

Is there an escrow of proceeds until minimum is obtained?   [ ] Yes  [X] No (See
                                                            Question No. 26)

Is this offering limited to members of a special group,
such as employees of The Dealer Sheet or individuals?       [ ] Yes  [X] No (See
                                                            Question No. 25)

Is transfer of the securities restricted?                   [ ] Yes  [X] No (See
                                                            Question No. 25)

     INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

     If we do not receive subscriptions for at least 1,000,000 shares of common stock within 90 days from the date of this prospectus, we will refund the funds promptly to subscribers, without deduction or interest. Management, in its sole discretion, may extend the offering period for up to an additional 90 days. After we have received proceeds from the sale of 1,000,000 shares of common stock, we may continue the offering without any refund provisions until all 2,000,000 shares of common stock are sold, the expiration of 90 days from the date of this prospectus unless extended as described above or until we elect to terminate the offering, whichever occurs first.

     IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY PROSPECTUS OR SELLING LITERATURE.

The Dealer Sheet:

     [ ]   Has never conducted operations.
     [X]   Is in the development stage.
     [X]   Is currently conducting operations.
     [ ]   Has shown a profit in the last fiscal year.
     [ ]   Other (Specify):
            (Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

            State              State File No.        Effective Date
            -----              --------------        --------------

          Colorado
          -------------        --------------        --------------

          -------------        --------------        --------------

          -------------        --------------        --------------

                                TABLE OF CONTENTS
                                -----------------

                                                                         Page

The Company                                                                8

Risk Factors                                                               9

Business and Properties                                                   16

Offering Price Factors                                                    30

Use of Proceeds                                                           32

Capitalization                                                            36

Description of Securities                                                 37

Plan of Distribution                                                      39

Dividends, Distributions and Redemptions                                  43

Officers and Key Personnel of the Company                                 43

Directors of the Company                                                  44

Principal Stockholders                                                    46

Management Relationships, Transactions and Remuneration                   48

Litigation                                                                50

Federal Tax Aspects                                                       51

Miscellaneous Factors                                                     51

Management's Discussion and Analysis of Certain Relevant Factors          51

Financial Statements                                                     F-1

(begin boldface)
Until  __________  __,  2003 (90 days  after the date of this  prospectus),  all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
(end boldface)

     THIS PROSPECTUS CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS PROSPECTUS.

     This Prospectus, together with Financial Statements and other Attachments, consists of a total 53 pages.

                                   THE COMPANY
                                   -----------

1.   Exact corporate name: The Dealer Sheet, Inc.

     State and date of incorporation: Colorado; March 27, 2002.

     Street address of principal office: 7858 East Long Place, Centennial, Colorado 80112.

     Company telephone number: (303) 918-2333.

     Company e-mail address: www.thedealersheet.com

     Fiscal year: December 31.

     Person(s) to contact at Company with respect to offering: Mr. Evan Lee.

     Telephone number (if different from above): Not applicable. Same as above.

The Offering
------------

Shares of common stock offered by this prospectus:
     Minimum............................................   1,000,000 shares
     Maximum............................................   2,000,000 shares

Price per share:                                           $.05

Termination date of the minimum offering:                  90 days from the
                                                           date of this
                                                           prospectus*

Termination date of the maximum offering:                  90 days from the
                                                           date of this
                                                           prospectus unless
                                                           extended for up to
                                                           an additional 90 days

Common stock outstanding prior to the offering:            2,070,000 shares

Common stock to be outstanding upon completion of the offering:
     Minimum............................................   3,070,000 shares
     Maximum............................................   4,070,000 shares

---------------

     *If the minimum is not obtained, the funds will be promptly returned to subscribers, without deduction or interest.

Selected Financial Information
------------------------------

     We were only recently organized on March 27, 2002, and only recently commenced business as the publisher of a weekly magazine reporting on the values and the fluctuations in value of rare coins and the market for rare coins. We have no subscribers for our weekly magazine and a limited number of advertisers who have committed to purchase advertising on a month-to-month basis as of the date of this memorandum. We have yet to realize meaningful revenues. We may never generate earnings from our business.

Summary Balance Sheet Data:
--------------------------

                                                                   As of
                                                            September 30, 2002
                                                            ------------------

Working capital ...........................................      $15,701
Total assets...............................................      $29,680
Total liabilities..........................................      $(1,440)
Total stockholders' equity.................................      $28,240

Summary Operating Data:
----------------------

                                                                Inception
                                                            (March 27, 2002)
                                                                 through
                                                            September 30, 2002
                                                            ------------------

Net loss ..................................................      $(2,760)
Basic loss per share ......................................       $(0.00)
Weighted average number of shares
  of common stock outstanding..............................    2,070,000


                                  RISK FACTORS
                                  ------------

     2. List in the order of importance the factors that The Dealer Sheet considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or that otherwise make the offering one of high risk or speculative (i.e., those factors that constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

Risk Factors Related to Our Business
------------------------------------

     We are a  development-stage  company with limited prior business operations
     ---------------------------------------------------------------------------
and we may not be able to  establish  ourselves as a going  concern.  We are the
--------------------------------------------------------------------
publisher of a weekly magazine reporting on the values and the fluctuations in value of rare coins and the market for rare coins. Because we are a new business, we are not likely to succeed unless we can overcome the obstacles we face. We have only limited operating history on which you can base an evaluation of our business and prospects. Our efforts, since inception, have been allocated primarily to the following:

          o    Organizational activities;

          o    Developing a business plan;

          o    Obtaining interim funding;

          o Obtaining a limited number of advertisers who have committed to purchase advertising on a month-to-month basis; and

          o    Establishing and enhancing our web site on the Internet.

In order to establish ourselves as a going concern, we are dependent upon the anticipated proceeds of this offering, the receipt of additional funds from other sources to continue business operations and/or the achievement of profitable operations. You should be aware of the increased risks, uncertainties, difficulties and expenses we face as a numismatic magazine publisher with limited operating history in a new and rapidly evolving market. If we are unable to raise additional funds or achieve profitability or if we encounter unexpected difficulties and expenses, then our business may fail.

     We have realized minimal  revenues and no earnings,  and we may not be able
     ---------------------------------------------------------------------------
to achieve  profitable  operations in the future. We have no subscribers for our
-------------------------------------------------
weekly numismatic magazine and only a limited number of advertisers who have committed to purchase advertising on a month-to-month basis. Accordingly, we have yet to realize meaningful revenues from subscriptions or advertising. We realized a net loss of $(2,760) for the period from inception (March 27, 2002) through September 30, 2002. We may not be able to achieve profitable operations in the future from the publication of a weekly magazine reporting on the values and the market for rare coins. Our success in the business of publishing a numismatic magazine to be available through the mail and online is dependent upon our achieving profitable operations or obtaining additional financing to enable us to fully implement our business plan. If we are unable to obtain additional debt and/or equity financing from this or other securities offerings or otherwise, then we will not be able to continue as a going concern unless we realize meaningful revenues. During the development stage of our operations, the revenues generated from operations can be expected to be insufficient to cover expenses.

     We expect  significant  increases  in our costs and expenses to result in a
     ---------------------------------------------------------------------------
loss  for at  least  the  next  year,  which,  in  turn,  may  cause us to cease
--------------------------------------------------------------------------------
operations.  We have not  achieved  profitability.  If we do not  obtain a large
-----------
enough circulation or enough advertisers to generate sufficient revenues and achieve profitability, then we will not be able to implement our business plan and/or continue as a going concern. We believe that we will continue to incur operating and net losses for at least the next year, and possibly longer, and that the rate at which we incur these losses will increase significantly from current levels. We intend to increase our costs and expenses substantially as we:

     o    Purchase computer equipment and office furniture;

     o    Increase our circulation and marketing activities;

     o Increase our general and administrative functions to support our growing operations; and

     o    Establish and develop our Internet web site.

We may find that these efforts will be more expensive than we currently anticipate or that these efforts may not result in proportional increases in our revenues, which would further increase our losses. Accordingly, we believe that we may incur an operating and net loss for at least the next year, and possibly longer, and that the rate at which we incur these losses may increase. In that event, if our revenues continued to be insufficient to cover our operating expenses, we would be unable to continue in business as a going concern unless we were able to obtain additional debt and/or equity financing. If our financial condition did not improve, we would cease operations and our shareholders would lose their entire investment.

     We have limited assets and working capital and minimal shareholders' equity
     ---------------------------------------------------------------------------
and, if our financial  condition does not improve,  we will cease operations and
--------------------------------------------------------------------------------
our shareholders will lose their entire investment. As of September 30, 2002, we
---------------------------------------------------
had total  assets of $29,680,  including  $17,141 in cash and cash  equivalents,
$2,539 in computer equipment (net of accumulated depreciation of $181) and $10,000 in deferred offering costs. Our working capital and total stockholders' equity as of September 30, 2002, were $15,701 and $29,740, respectively. Accordingly, we have only very limited assets, including working capital, and financial resources and minimal stockholders' equity. Our two executive officers, directors and principal shareholders received 2,000,000 shares of our common stock in exchange for $24,000 in cash. In addition, we issued 70,000 shares of common stock to two shareholders for $7,000 in cash. After this offering, which, if completed, will yield net proceeds of a minimum of $38,500 and a maximum of $88,500, our working capital may be dissipated by current liabilities. Our financial condition may not improve. We believe that the proceeds of this offering, together with revenues from operations, will be sufficient to implement our business plan on a limited scale over the next year. However, we do not expect to continue in operation, without an infusion of capital, after the expiration of one year from the closing of this offering. In order to obtain additional equity financing, we may be required to dilute the interest of existing shareholders or forego a substantial interest in our revenues, if any. See "Certain Transactions" for a more detailed description of our capitalization and financial condition.

     Because we will need to raise  additional  funds and these funds may not be
     ---------------------------------------------------------------------------
available to us when we need them, we may need to change our business plan, sell
--------------------------------------------------------------------------------
or merge our business or face  bankruptcy.  The minimum and maximum net proceeds
------------------------------------------
of this offering are $38,500 and $88,500, respectively, and, therefore, are sufficient to conduct only a limited amount of activity. If the proceeds of this offering are insufficient to enable us to continue operations until we are able to generate significant revenue or obtain additional capital on acceptable terms, our business may fail. Particularly if only the minimum number of shares of common stock being offered hereby is sold, our continued operation will be dependent on our ability to generate operating revenue or procure additional financing. Based on our current projections, we will need to raise funds after the expiration of one year from the closing of this offering through the issuance of equity, equity-related or debt securities in addition to the funds we are raising in this offering. We will need to raise additional capital sooner than one year after the closing of this offering if we are unable to sell at least the minimum number of shares of common stock being offered or if we receive the minimum proceeds and our sales are lower than expected. Additional capital may not be available to us on favorable terms when required, or at all. If this additional financing is not available to us, we may need to dramatically change our business plan, sell or merge our business or face bankruptcy. Management has agreed to provide the necessary working capital so as to permit The Dealer Sheet to continue as a going concern over the one-year period following the closing of this offering. However, management may be unable to do so in the event that this becomes necessary. In addition, our issuance of equity or equity-related securities will dilute the ownership interest of existing shareholders and our issuance of debt securities could increase the risk or perceived risk of our company. Any of these actions could cause our stock price to fall. Apart from our requirements for capital in addition to the anticipated proceeds of this offering, prospective investors should be aware of the possibility that we will not raise any funds in this offering.

     We may not succeed in  establishing  The Dealer  Sheet  brand,  which would
     ---------------------------------------------------------------------------
adversely affect customer acceptance and our revenues. The market for a magazine
------------------------------------------------------
reporting on the values and the fluctuations in value of rare coins and the market for rare coins, is in the early stage. There is one other such magazine, to the best of our knowledge, in existence as of the date of this prospectus. We may lose the opportunity to build a critical mass of customers if we do not establish our brand quickly. Promoting and positioning our brand will depend largely on the success of our marketing efforts and our ability to provide consistent, high quality customer experiences. To promote our brand, we will incur substantial expense in our marketing efforts, initially, via advertisements in print publications together with advertising on web sites that we believe our customers are likely to visit and attendance at numismatic trade shows. We will also incur substantial expense in our efforts to enter into strategic alliances with online and more traditional companies that we believe will promote our brand and drive customers to our web site. Ultimately, we will also need to expend funds to attract and train customer service personnel and to develop content to help build our brand and attract customers to our web site. We will incur additional losses if these brand promotion activities do not yield increased revenues.

     Because our executive officers and directors are our only employees, devote
     ---------------------------------------------------------------------------
only  50% of  their  time  to our  business  and  are not  bound  by  employment
--------------------------------------------------------------------------------
agreements,  we may  not be  able  to  achieve  profitability  or  maintain  our
--------------------------------------------------------------------------------
operations  with the limited time  commitment  of these  individuals  and we may
--------------------------------------------------------------------------------
realize serious harm if they leave. Mr. Evan Lee, our President/Chief  Executive
-----------------------------------
Officer, and Ms. Rebecca Flowers, our Secretary/Treasurer/Chief Financial and Accounting Officer, and directors of The Dealer Sheet, are our only employees. For the foreseeable future, we have no plans to employ any other personnel. Each individual devotes approximately 50% of his or her time and effort to our business and affairs currently. We may not be able to achieve profitability or maintain our operations with the limited time commitment of our executive officers and directors. We face the additional risk that Mr. Lee and/or Ms. Flowers could leave with little or no prior notice because they are not bound by employment agreements. If we lost the services of Mr. Lee, our business would fail unless we were successful in finding a suitable replacement. We do not have a "key person" life insurance policy covering Mr. Lee or Ms. Flowers.

     We must enter into  strategic  relationships  to help  promote our web site
     ---------------------------------------------------------------------------
and, if we fail to develop, maintain or enhance these relationships,  we may not
--------------------------------------------------------------------------------
be able to attract  and retain  subscribers  and  advertisers,  build The Dealer
--------------------------------------------------------------------------------
Sheet brand and enhance our sales and  marketing  capabilities.  We believe that
---------------------------------------------------------------
our ability to attract subscribers and advertisers for the online version of our weekly numismatic magazine, facilitate broad market acceptance of the magazine and The Dealer Sheet brand and enhance our sales and marketing capabilities depends on our ability to develop and maintain strategic relationships with other numismatic and other web sites and portals that can drive customer traffic to our web site. If we are unsuccessful in developing or maintaining these relationships, or if the relationships do not assist us in attracting or retaining customers, it may be difficult to grow our business.

     We may be unable to adequately protect or enforce our intellectual property
     ---------------------------------------------------------------------------
rights. We rely on trade secret law to protect our intellectual property.  These
-------
laws afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized persons may attempt to copy our numismatic magazine and aspects of our web site, including the look, feel and organization of our web site, the technology used to operate our web site and our content. We have not filed an application to secure registration for our trademark, "The Dealer Sheet," in the United States or any other country. Any encroachment upon our proprietary information, the unauthorized use of our trademark, the use of a similar name by a competing company or a lawsuit initiated against us for our infringement upon another company's proprietary information or improper use of their trademark, may affect our ability to create brand name recognition, cause customer confusion and/or have a detrimental effect on our business.

     Litigation or proceedings before the U.S. Patent and Trademark Office may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain name and to determine the validity and scope of the proprietary rights of others. Any litigation or adverse proceeding could result in substantial costs and diversion of resources and could seriously harm our business and operating results. Finally, if we make The Dealer Sheet or www.thedealersheet.com available internationally, the laws of many countries do
----------------------
not protect our proprietary rights to as great an extent as do the laws of the United States.

     Third parties may also claim infringement by us with respect to past, current or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements might not be available on terms acceptable to us or at all.

Risk Factors Related to This Offering
-------------------------------------

     Because of the  absence of escrow  arrangements  for the  minimum  offering
     ---------------------------------------------------------------------------
proceeds,  the funds paid for shares of common stock will not be insulated  from
--------------------------------------------------------------------------------
our  creditors,  if  any.  Until  such  time as we have  received  and  accepted
-------------------------
subscriptions for at least 1,000,000 shares of common stock, all proceeds from the offering will be held in our business checking account at US Bank, N.A., Denver, Colorado. Customarily, entities such as The Dealer Sheet, which are seeking to raise equity funding, provide for the escrow or other impoundment of the proceeds to be received from the minimum number of securities being offered. No such escrow or impound arrangements have been made for the minimum proceeds anticipated to by received by us from this offering. Thus, subscribers for the minimum number of shares of common stock being offered by this prospectus are subject to additional risks in that the funds paid for the shares will not be insulated from our creditors, if any.

     There is no public  market for our common  stock  and,  if a public  market
     ---------------------------------------------------------------------------
fails to develop or be  sustained,  then  investors  may be unable to sell,  and
--------------------------------------------------------------------------------
therefore  lose their  investments  in, the shares of common stock.  There is no
-------------------------------------------------------------------
public market for our common stock and there is no assurance that a public market will develop as a result of this offering or, if developed, that it will be sustained. Many brokerage firms may not effect transactions in the securities and many lending institutions may not permit their use as collateral for loans. The common stock will be traded, if at all, in the "pink sheets" maintained by members of the National Association of Securities Dealers, Inc., and possibly on the electronic Bulletin Board. We will not satisfy the requirements either for being quoted on the National Association of Securities Dealers' Automated Quotations System or for listing on any national securities exchange. Accordingly, until we qualify for NASDAQ or listing on an exchange, any trading market that may develop for the common stock is not expected to qualify as an "established trading market" as that term is defined in Securities and Exchange Commission regulations, and is expected to be substantially illiquid.

     The offering  price of our common stock is arbitrary and was not determined
     ---------------------------------------------------------------------------
based on a market  price;  therefore,  it should not be  considered  to bear any
--------------------------------------------------------------------------------
relationship to our assets, book value or net worth and should not be considered
--------------------------------------------------------------------------------
to be an  indication  of our value.  Because  there is no public  market for our
-----------------------------------
common stock, the offering price was not determined based on a market price. The factors considered in determining the offering price of the common stock include our future prospects, the likely trading price for the common stock if a public market develops and management's opinion of the implicit value of the company. Accordingly, we have arbitrarily established the offering price of the common stock and it should not be considered to bear any relationship to our assets, book value or net worth and should not be considered to be an indication of our value. The offering price is substantially higher than the book value per share of our outstanding common stock. Accordingly, the investors in this offering will pay the substantially higher price of $.05 per share for their shares of common stock than the current shareholders who acquired their shares at an average cost of $.015 per share. As a result, these new investors will incur immediate substantial dilution of approximately $.02 to $.03 on their investment, depending upon whether the maximum or the minimum offering is achieved.

     Because our  management  members will continue to control The Dealer Sheet,
     ---------------------------------------------------------------------------
they will be able to determine the outcome of all matters requiring  approval of
--------------------------------------------------------------------------------
our shareholders.  Mr. Evan Lee, our President/Chief  Executive Officer, and Ms.
-----------------
Rebecca Flowers, our Secretary/Treasurer/Chief Financial and Accounting Officer, and owners of 2,000,000 shares of our outstanding common stock, are controlling persons of The Dealer Sheet because of their positions and share ownership. Even following the completion of this offering, Mr. Lee and Ms. Flowers will own approximately 49% to approximately 65% of our outstanding shares of common stock. Therefore, our management members will be able to determine the outcome of all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. Accordingly, persons investing in this offering will bear significant financial risk without having any significant voice in management, and cannot be assured of ever having representation on the Board of Directors. Further, The Dealer Sheet will not benefit from direction by more than two individuals. See "Principal Shareholders" for a description of management's share ownership and "Management" for background on Mr. Lee and Ms. Flowers.

     Our stock price will  fluctuate  after this  offering,  which may result in
     ---------------------------------------------------------------------------
substantial  losses for  investors.  The offering price for the shares of common
-----------------------------------
stock being offered by this prospectus was arbitrarily selected and the trading price will fluctuate after this offering once trading commences, if ever. The fluctuation of the stock price could result in substantial losses for investors. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which will be beyond our control. These factors include:

     o    Quarterly variations in operating results;

     o Announcements by us or our competitors of new product and service offerings, significant contracts, acquisitions or strategic relationships;

     o Publicity about our company, our products and services or our competitors;

     o    Additions or departures of key personnel;

     o    Any future sales of our common stock; and

     o    Stock  market  price  and  volume   fluctuations  of   publicly-traded
companies in general.

The trading prices of many public companies have been especially volatile and many are at or near historical lows. Investors may be unable to resell their shares of common stock at or above the offering price.

     New shareholders will incur substantial  dilution of approximately  $.02 to
     ---------------------------------------------------------------------------
$.03 per share as a result of this  offering.  The current  shareholders  of The
---------------------------------------------
Dealer Sheet have acquired their shares of common stock at an average cost of $.015 per share, which is substantially less than the price of $.05 per share to be paid by the investors in this offering. Accordingly, the offering price is substantially higher than the book value per share of our outstanding common stock. As a result, an investor who acquires shares of common stock in this offering will incur immediate substantial dilution of approximately $.03 per share, in the event of the minimum offering, and approximately $.02 per share, in the event of the maximum offering.

     Sales of  substantial  amounts of our shares may depress our stock price. A
     -------------------------------------------------------------------------
total of 2,000,000 shares being offered by The Dealer Sheet in this offering will be available for resale immediately after the effectiveness of this registration statement. The balance of 2,070,000 shares of common stock held by our current shareholders, including an aggregate of 2,000,000 shares held by our executive officers, become eligible for resale pursuant to Rule 144 commencing in March 2003. Sales of a substantial number of shares of our common stock could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. After this offering, we will have a maximum of 4,070,000 shares of common stock outstanding, including 2,000,000 shares that we are selling in this offering that may be resold immediately in the public market. The remaining 2,070,000 shares will be eligible for resale in the public market pursuant to Rule 144 commencing in March 2003. The number of shares outstanding and the number of shares available for immediate resale are dependent upon the number of shares sold in this offering.


Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Prospectus potential investors should keep in mind other possible risks that could be important.


                             BUSINESS AND PROPERTIES
                             -----------------------

     3.   With respect to the business of The Dealer Sheet and its properties:

     (a) Describe in detail what business The Dealer Sheet does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

General
-------

     The Dealer Sheet, Inc., is a development-stage corporation that was organized under the laws of the State of Colorado on March 27, 2002. We intend to publish a magazine in print and electronic format on a weekly basis providing information on the values and the fluctuations in the values of rare coins and the rare coin market. Our target markets include numismatic professionals and collectors who require accurate current information on coin valuation and pricing in order to make proper determinations regarding purchase and sale. We expect that these persons will use the numismatic information we provide for their professional endeavors, including market research and competitive pricing among the three major coin grading services, as well as for their personal collection activities. As of the date of this prospectus, we have no subscribers for either the print or electronic format of our proposed weekly magazine and only a limited number of advertisers who have committed to purchase advertising on a month-to-month basis. For the period from inception through the date of this prospectus, we have realized minimal revenues and a net loss from operations. We have no partnering, joint venture or similar such arrangements and/or commitments to enter into any such agreements.

     Our goal is to become a competitive informational portal for the numismatic professional and collector community and to be the source of choice of
numismatic   professionals,   collectors,   enthusiasts  and  others  for  their
information on the values of rare coins and the market for rare coins. We believe that numismatic professionals, organizations and auction houses, our initial target market, will find The Dealer Sheet and www.thedealersheet.com, a
                                                      ----------------------
print publication and Internet service, respectively, to be a valuable second report (in addition to the Coin Dealer Newsletter) with which to assess the numismatic market. Key elements of our strategy include the following:

     o    Providing  reliable,   current  information  on  the  values  and  the
fluctuations in value of rare coins and the market for rare coins in print and electronic format;

     o Publishing articles of interest to numismatic professionals, including coin dealers, graders and authenticators, organizations, auction houses, collectors and enthusiasts on such matters of general interest as the history of rare coins and coin collecting, ancient coins, counterfeit and altered coins, coin grading and authentication and the history, coin collections and other resources of various numismatic organizations, societies and clubs;

     o    Growing  our   subscriber   database   from,   initially,   numismatic
professionals, organizations and auction houses to collectors, enthusiasts and others;

     o Delivering a demographically desirable numismatic business audience to the advertisers in The Dealer Sheet and online at www.thedealersheet.com;

     o    Promoting  repeat   subscription  and  advertising   through  superior
customer service and continuous enhancement of our technology and web site functionality; and

     o Developing relationships with other companies that can help grow our business.

We have allocated the minimum net proceeds of $38,500, and the maximum net proceeds of $88,500, to be received from this offering for the purchase of computer hardware and software and office furniture, marketing, web site development, travel, professional fees and working capital. Additionally, in the event that we sell at least 1,500,000 shares in this offering, we intend to retain an individual to perform data entry services on an independent contract basis. In the event that we sell 1,500,000 shares, we have allocated $12,320 for this individual and, in the event of the maximum offering, we have allocated $25,000 for this purpose. Because the funds anticipated to be received from this offering that will be available to us are very limited, the potential uses for these funds will also be limited.

     Our weekly magazine will initially be available in print format only. We expect, but cannot assure, that the first issue will be available on or about December 1, 2002. We expect to have the magazine available in electronic format commencing in May 2003 approximately. It is our opinion that we will be successful in competing with The Coin Dealer Newsletter, our sole existing competitor to the best of our knowledge, because: (i) we believe that numismatic professionals, organizations, auction houses, collectors and enthusiasts will welcome The Dealer Sheet and www.thedealersheet.com as a valuable second source of information in the volatile rare coin marketplace and (ii) The Coin Dealer Newsletter reports only the valuations and fluctuations of coins graded and authenticated by only two major coin grading services. Mr. Evan Lee, the

President, the Chief Executive Officer and a director of The Dealer Sheet, has been employed in the position of Internet marketing and print catalog editor by Slater Numismatics, LLC, Englewood, Colorado, a national retailer and wholesaler of rare coins and currency, since January 2002. Ms. Rebecca Flowers, the Secretary, the Treasurer, the Chief Financial and Accounting Officer and a director of The Dealer Sheet, has been employed, since June 2001, as the office manager for Slater Numismatics, LLC.

Description of Magazine
-----------------------

     As a small publisher of a weekly numismatic magazine, we are dedicated to serving the numismatic professional, collector and enthusiast by providing accurate information on the values and the fluctuations in value of rare coins and the rare coin market in the print version of our magazine and the online form of the magazine to be available on our web site located at http://www.thedealersheet.com; expert information on matters of interest to coin
-----------------------------
professionals, organizations, auction houses, collectors and enthusiasts; and superior customer service. Our numismatic magazine will report the valuations and fluctuations in the valuation of coins graded and authenticated by the three major coin grading services, including Professional Coin Grading Service, Numismatic Guaranty Corp. and Independent Coin Grading Company. We will seek to monitor all possible transactions and offers to buy and sell coins sight-unseen. The coins may be certified or "raw" (uncertified), but the grading must adhere to the current leading standard. Bids reported will also consider activity in the certified sight-unseen market. Such bids may include consideration of all costs attendant to certification for a particular service. Bids for a "raw" coin may be higher or lower than for a certified specimen due to current market conditions. The coin may not change bids just because a dealer lowers his bid, but will be strongly influenced by sells that are lower than current bid/ask levels. Our weekly magazine will only provide bids for certified coins.

     The information available in The Dealer Sheet and at www.thedealersheet.com will exceed the more limited information available in the Coin Dealer Newsletter, our only competitor, to the best of our knowledge, as of the date of this memorandum. The Coin Dealer Newsletter reports the valuations and fluctuation of coins graded and authenticated by just two of the major grading services. We strive to provide customers with a convenient, informative experience by providing an organized, logical and customer-friendly Internet site designed in an attractive manner so as to capture and maintain the interest of most visitors. We will provide information, including the denomination, the grade and the value, for each coin.

     We intend to charge subscribers fixed fees, on an annual or monthly basis, for our print publication and for access to the online publication. While we have not yet determined a fixed schedule for fees that we will charge for advertising in the form of print advertisements in The Dealer Sheet or banner or button advertisements on our web site, we have commitments from a limited number of advertisers on a month-to-month basis. We plan to offer a number of advertising options that can be purchased separately or in packages, or rotated on a run-of-site basis or targeted to a particular audience, such as early copper specialists or Morgan dollar collectors. Payment arrangements for subscriptions and advertising will be able to be made using credit cards. We will implement security measures, including but not limited to layering, locking and encryption, in order to secure, to our best ability, the commercial transactions conducted on our web site. Detailed instructions will be available on our site to enable the subscriber or advertiser to consummate the purchase transaction with as much ease and simplicity as is possible. We expect to compete on the basis of our reputation among customers as the definitive source of information on the values and the fluctuations in value of rare coins and the market for rare and, to a lesser extent, on the basis of price.

     We will attract and retain customers by emphasizing the following key factors:

     Single  Source of  Information.  We will  provide  consumers  with a single
     ------------------------------
source for their information needs, updated weekly, for values and fluctuations in the values of rare coins and the market for rare coins. Additionally, we will offer articles on topics of interest to coin professionals, collectors and enthusiasts. We will report the valuations and fluctuations in the valuation of rare coins graded and authenticated by the three major coin grading services; whereas our only direct competitor as of the date of this memorandum reports this information with regard to coins graded and authenticated by just two of the major grading services. However, our ability to provide information on an ongoing basis is limited by the fact that we have minimal assets, a significant net loss, negative working capital and going concern problems. Our online business model also enables us to dynamically change the mix of information and informative articles to meet consumer needs and interests.

     Reliable, Current Information. Information, including the denomination, the
     -----------------------------
grade and the value, updated weekly, will accompany each coin featured on our web site. Accordingly, we will provide numismatic professionals, including coin dealers, graders and authenticators, coin collectors and all persons who have an interest in numismatics, with the reliable, current information they need to make informed purchase and sale decisions.

     Superior  Viewing  Experience.  We will  strive to  provide  an  intuitive,
     -----------------------------
easy-to-use web site, providing all of the resource information needed by numismatic professionals, collectors and enthusiasts, including the denomination, the grade and the value of each coin.

     Quality Customer  Service.  The typical online shopping  experience  begins
     -------------------------
with the search for products that meet specific needs, including the online ordering process and extends through product delivery and post-purchase support. We believe that the ability to fulfill customer needs for accurate information on a weekly basis or efficiently handle customer inquiries is as important to customer satisfaction as product selection. While we will not have the financial resources as a result of this offering to employ any customer service personnel, we intend to develop our own in-house customer service operation in the future.

Circulation
-----------

     The circulation of our weekly numismatic magazine will drive the quality and amount of advertising we attract. Our magazine will be primarily sold by subscription and delivered to subscribers online or through the mail. Subscriptions will be sold by direct mail and online and telephone solicitation. We have no subscribers for our weekly magazine and a limited number of advertisers who have committed to purchase advertising on a month-to-month basis.

Paper and Printing
------------------

     We expect that the version of "The Dealer Sheet" to be available through the mail will initially be printed on good quality (20 pound or better), letter size (8 1/2" by 11"), white, copy paper and stapled in the upper left margin. We anticipate that the magazine will be between five and ten pages in length. Our personnel will perform the printing and stapling for the foreseeable future using the company's equipment. We anticipate that an adequate supply of paper will be available from many sources to fulfill our needs, but periodic shortages may occur in the event of strikes or other unexpected disruptions in the paper industry. Depending upon the success of our efforts to increase The Dealer Sheet's circulation, we may in the future utilize a better grade of paper for "The Dealer Sheet" or even the lightweight coated paper used in the production of most magazines. In addition, we may outsource the printing and binding of the magazine to an independent printing concern in the Denver, Colorado, metropolitan area. Printing contracts are either fixed-term or open-ended at fixed prices with, in some cases, adjustments based on certain criteria.

The Internet and Electronic Commerce
------------------------------------

     The   Internet   has  become  an   increasingly   significant   medium  for
communication, exchange of information and commerce. We believe this increased usage is because of a number of factors, including the following:

     o    A large installed base of personal computers;

     o    Advances in the speed of personal computers and modems;

     o    Easier and less expensive access to the Internet;

     o    Improvements in network security, infrastructure and bandwidth;

     o    A wider range of online offerings; and

     o    Growing consumer awareness of the benefits of online shopping.

However, there are many risks associated with the conduct of business on the Internet, including, among others, security, viruses and fraud. While hacking is a serious threat to electronic commerce companies such as The Dealer Sheet, the greatest threat to the security of our business transactions on the Internet is expected to arise from our own employees. We, like most other online retailers, intend to continuously implement a wide range of hardware security measures to offer network protection and business continuity. Many development-stage companies, like us, lack the capital and/or customer demand to warrant the investment in electronic security protective applications and technologies. Further, while many companies have a formal security policy, we believe that nearly all are far from adequate and very few companies educate all members of staff, conduct risk analysis on a regular basis and regularly assess their software for security flaws.

     With the wide range of security flaws inherent in the Internet, we can be expected to be at a serious disadvantage, as compared to our competitors, especially with regard to electronic commercial transactions, if we fail to protect or minimize the risks to The Dealer Sheet from security threats. While the Internet represents a new and highly lucrative market, we expect to be challenged by the necessity to become fully aware of new technologies so that we can manage the risks associated with conducting transactions over the web.

Technology and Network Operations
---------------------------------

     We will implement services and systems for site management, searching and customer interaction. Our system will be custom-designed and written for performance, reliability and scalability using software applications for:

     o Displaying information, including the denomination, the grade and the value, for each coin in an organized, logical and customer-friendly way;

     o Accepting, verifying, organizing and managing subscriptions and orders for advertising; and

     o Notifying and updating customers on the status of subscriptions and orders for advertising.

     These systems and services will employ a combination of our own proprietary technologies and commercially available, licensed technologies. Our proprietary technologies will be embodied in software that is exclusively owned and implemented by us. We will have a non-exclusive license to use a commerce application similar to a shopping cart, which will be customized for us. This commerce application will be integrated with our custom software, enabling a fully automated order fulfillment process. We will realize many benefits from the integration of these systems, including:

     o    Tracking subscriptions and orders for advertising in real-time;

     o    Making rapid changes to processes; and

     o    Efficiently expanding our infrastructure.

     Our operating system is Windows Advanced Server 2000 and our software platform and architecture is integrated with Microsoft Sequel Server Version 6. Our production system is located at 7858 East Long Place, Centennial, Colorado 80112, with power backup and high-speed Internet connection. We will address the goals of performance, reliability and scalability. Our objective is to have fast download times and make use of caching and load balancing at the web server and application level for optimal performance. We will outsource development work to outside consultants. Our web site will be up and running twenty-four hours a day, seven days a week. We anticipate that we will continue to devote significant resources to product development in the future as we add new features and functionality to our web site.

     (b) Describe how these products or services are to be produced or rendered and how and when The Dealer Sheet intends to carry out its activities. If The Dealer Sheet plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of The Dealer Sheet, and the estimated amount. If The Dealer Sheet is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

     See the response to Item 3.(a) hereinabove. We are presently in the process of producing a numismatic magazine to be published weekly. "The Dealer Sheet," the print form of the publication, will first be available through the mail on or about February 1, 2003, and www.thedealersheet.com, the online publication,
                                ----------------------
will be available electronically commencing in June 2003 approximately. We have no plans to offer any other products at the present time. We have no existing supply contracts. We will choose our suppliers based upon the quality and price of the merchandise available. We believe that, except for unexpected disruptions in the paper industry, we will have no difficulty in obtaining supplies of the good quality (20 pound or better), letter size, white, copy paper to be used initially in the production of The Dealer Sheet at attractive prices from a variety of suppliers. Even if we upgrade the quality of the paper we use in the future, we do not expect to have any difficulty obtaining the desired paper from a number of suppliers.

     (c) Describe the industry in which The Dealer Sheet is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

     See the response to item 3.(a) hereinabove with regard to the limitation of our business to the publication of a weekly magazine in print and electronic format providing information on the values and the fluctuations in the values of rare coins and the rare coin market. We believe that the business of the publication of a numismatic magazine of this type is in its infancy because we know of only one existing, direct competitor, The Coin Dealer Newsletter, Torrance, California, which reports the valuations and fluctuations of coins graded and authenticated by only two major coin grading services. We occupy a small niche within the sizable magazine publishing industry. We do not believe that there are any recognized trends within our niche in the magazine publishing industry. However, the market for information of all types has increased dramatically in recent years. While we believe, we cannot be certain, that this recognized industry trend will continue in the future. The Internet has become an increasingly significant medium for commerce in many industries. Our success depends upon the widespread acceptance and use of the Internet as an effective medium of business and communication by our target customers. While we cannot be certain, we expect rapid growth in the use of and interest in the Internet to continue, although the rate of growth may not be at historical rates. We believe that our business may not be profitable for the next several years during which expenses related to our organization and development may cause us to continue to incur a loss from operations. Although our publication will be available through the mail or electronically throughout the world, our primary target market will be subscribers and advertisers located in the United States.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for The Dealer Sheet products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that The Dealer Sheet has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of The Dealer Sheet's competitors in the area of competition in which The Dealer Sheet is or will be operating. State why The Dealer Sheet believes it can effectively compete with these and other companies in its area of competition.

     As of the date of this prospectus, we have, to the best of our knowledge, only one direct competitor, The Coin Dealer Newsletter, a Torrance, California-based publisher of a weekly magazine reporting on the values and the fluctuations in value of rare coins graded and authenticated by two of the three major coin grading services. We expect to be able to compete successfully with The Coin Dealer Newsletter, our sole existing competitor, because: (i) we believe that numismatic professionals will welcome The Dealer Sheet and www.thedealersheet.com as an additional source of information in the volatile rare coin marketplace and (ii) because The Coin Dealer Newsletter reports only the valuations and fluctuations of coins graded and authenticated by only two major coin grading services. However, competition is expected to intensify in the future, which may result in fewer subscribers and advertisers for our numismatic magazine, reduced revenue from subscriptions and advertising and loss of market share. Competition from traditional and online magazines may result in price reductions and decreased demand for our publication. Our current competitor and potential competitors have or will have longer operating histories, larger customer or user bases, greater brand recognition and/or significantly greater financial, marketing and other resources than we do. Many of these current and potential competitors can devote substantially more resources to web site and systems development than we can. In addition, larger, more well-established and financed entities may acquire, invest in or form joint ventures with online competitors as the use of the Internet and other online services increases. The Coin Dealer Newsletter and/or our potential competitors may be able to provide subscribers and advertisers with more favorable terms, process customer orders more efficiently, provide more extensive numismatic information and/or update information more frequently than we can.

     We believe that the following are principal competitive factors in our market:

     o    Reliability and currency of numismatic information;

     o    Web site recognition;

     o    Speed and accessibility of web site;

     o    Customer service; and

     o    Price.

     While we expect to compete as a quality provider of reliable, current, numismatic information and, to a lesser extent, on the basis of price, we are not certain that this strategy will be successful. We hope, to the extent practicable, to minimize our weaknesses, including, among others, our undercapitalization, cash shortage, limitations with respect to personnel, technological, financial and other resources and lack of a subscriber and advertiser base and market recognition, through our utilization of the Internet; which eliminates the need for a sizeable marketing staff. However, our opportunity to obtain a large circulation and sizeable advertising revenue may also be limited by our financial resources and other assets.

Note: Because this prospectus focuses primarily on details concerning The Dealer Sheet rather than the industry in which The Dealer Sheet operates or will operate, potential investors may wish to conduct their own separate investigation of The Dealer Sheet's industry to obtain broader insight in assessing The Dealer Sheet's prospects.

     (d) Describe specifically the marketing strategies The Dealer Sheet is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort that will be necessary in order for The Dealer Sheet to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for, a major portion (20% or more) of The Dealer Sheet's sales. Describe any major existing sales contracts.

     Our initial target market will be numismatic professionals, including coin dealers, graders and authenticators, organizations and auction houses. Our marketing strategy is designed to attract these numismatic professionals, organizations and auctions houses and, in addition, collectors and enthusiasts, meet or exceed customer expectations, drive repeat subscriptions and advertising and build enduring brand equity. In order to implement this strategy, we intend to implement an integrated marketing campaign that has not yet commenced, including online and telephone solicitation and direct mail, as follows:

     Advertising.  We will design our advertising to build brand equity,  create
     -----------
awareness and generate initial subscriptions for our weekly magazine and advertising in print and on our web site. Depending on the availability of funds, we intend to use a mix of advertising methods, including:

     o    Word  of  mouth  referrals  and   recommendations  by  satisfied  coin
professionals, collectors and enthusiasts;

     o    Advertisements   in  print   publications,   such  as  magazines   and
newspapers;

     o    Online banners, text links and e-mail newsletters; and

     o Mailings of brochures to, among others, coin professionals, such as coin dealers, graders and authenticators, collectors and enthusiasts; and

     o    Attendance at numismatic trade shows.

Our proposed integrated marketing campaign with regard to all of the methods described above is in the design stage and we have not yet taken any steps toward their implementation.

     Customer  Service.  We believe  that a high level of  customer  service and
     -----------------
support is critical to retaining and expanding our subscriber and advertiser base. No portion of the proceeds of this offering has been allocated for the employment of any customer support personnel. Accordingly, we expect to be dependent upon the proceeds, if any, to be received from future equity and/or debt financing for this purpose. Our management members will be available via e-mail, generally, from 8:00 a.m. to 5:00 p.m., Mountain Time, Monday to Friday, and can also be reached by voicemail.

     We are dedicated to customer satisfaction. We will deliver on this commitment in a number of ways, including:

     o Customer service guarantee of a one business day response time for all inquiries;

     o Privacy guarantee to use personal information exclusively to process orders and not to sell, trade or rent the information to other companies; and

     o Security guarantee ensuring protection of personal information and compensation to consumers for the amount of their liability, up to $50, in the unlikely event of unauthorized interception and use of their credit card.

     (e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

     We have no backlog of written firm orders for advertising in, or subscriptions to, our weekly numismatic magazine.

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the typical orders. If The Dealer Sheet's sales are seasonal or cyclical, explain.

     Not applicable. See the response to this Item above. We do not expect our business to be seasonal or cyclical.

     (f) State the number of The Dealer Sheet's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operation, administrative, etc.) The Dealer Sheet will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If The Dealer Sheet's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements The Dealer Sheet has or will have with its employees.

     Mr. Evan Lee and Ms. Rebecca Flowers, our executive officers and directors, are our only employees currently. We do not anticipate the employment of any additional individuals within the next twelve months. We have no plans to adopt any supplemental benefits or incentive arrangements at the present time. If we sell at least 1,500,000 shares of common stock in this offering, we intend to retain an individual to perform data entry services on an independent contract basis. We have allocated the sum of $12,320 for this individual, if we sell 1,500,000 shares, and the amount of $25,000 for this individual, in the event of the maximum offering.

     (g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that The Dealer Sheet owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties The Dealer Sheet intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

     We presently own no real property. We maintain our offices rent-free at the residence of Mr. Evan Lee, the President/Chief Executive Officer, a director and a 48.3% shareholder of The Dealer Sheet, located at 7858 East Long Place,
Centennial, Colorado 80112. These arrangements are verbal and we have no lease with Mr. Lee to rent premises at his residence for the one-year period following the closing of the offering. We anticipate the continued utilization of these facilities on a rent-free basis until such time, if ever, as we obtain sufficient funding from debt and/or equity financing and/or generate a level of earnings sufficient to enable us to pay rent for our present offices or obtain office space from an unaffiliated third party. The space we currently occupy is expected to be adequate to meet our foreseeable future needs. We have allocated no portion of the proceeds of this offering for the purchase of any real property.

     As of September 30, 2002, we had personal property valued, at historical cost, at a total of $2,539, including computer equipment (net of accumulated depreciation of $181). We have allocated the sums of $8,500 out of the offering proceeds for the purchase of computer hardware and software and $5,000 out of the offering proceeds for the purchase of office furniture.

     (h) Indicate the extent to which The Dealer Sheet's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by The Dealer Sheet for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

     We rely on trade secret law to protect our intellectual property. These laws afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized persons may attempt to copy aspects of our web site, including the look and feel of our web site, photographic prints that we sell, product organization, product information and sales mechanics or to obtain and use information that we regard as proprietary, such as the technology used to operate our web site and our content. We have not filed an application to secure registration for our trademark, "The Dealer Sheet," in the United States or any other country. Any encroachment upon our proprietary information, the unauthorized use of our trademark, the use of a similar name by a competing company or a lawsuit initiated against us for our infringement upon another company's proprietary information or improper use of their trademark, may affect our ability to create brand name recognition, cause customer confusion and/or have a detrimental effect on our business.

     Litigation or proceedings before the U.S. Patent and Trademark Office may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain name and to determine the validity and scope of the proprietary rights of others. Any litigation or adverse proceeding could result in substantial costs and diversion of resources and could seriously harm our business and operating results. Finally, if we sell our handmade, natural, vegetable-based soaps and gift baskets internationally, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States.

     We have expended no funds for research and development during our last fiscal year ended December 31, 2001, and we do not expect to incur any research and development expenditures this year.

     (i) If The Dealer Sheet's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon The Dealer Sheet.

     We are not currently subject to direct federal, state or local regulation other than the regulations applicable to businesses generally or directly applicable to electronic commerce. However, as the Internet becomes increasingly popular, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and security of information. Furthermore, the growth of electronic commerce may prompt demand for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third persons and has proposed regulations restricting the collection and use of information from minors online. We will not provide individual personal information regarding our users to third persons and we will not identify registered users by age. However, the adoption of additional privacy or consumer protection laws could create uncertainty in usage of the Internet and reduce the demand for our online publication or require us to redesign our web site.

     We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity, qualification to do business and personal privacy. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address these issues could create uncertainty in the Internet marketplace. This uncertainty could reduce demand for our numismatic publication, increase the cost of doing business as a result of litigation costs and/or increase product delivery costs.

     (j) State the names of any subsidiaries of The Dealer Sheet, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

     Not applicable. We have no subsidiaries.

     (k) Summarize the material events in the development of The Dealer Sheet (including any material mergers or acquisitions) during the past five years, or for whatever lesser period The Dealer Sheet has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If The Dealer Sheet has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Prospectus accordingly).

     There  have  been  no  material  events,  such  as  mergers,  acquisitions,
spin-offs,   recapitalizations,   stock  splits  or  stock  dividends,   in  our
development since our inception on March 27, 2002.

     4.(a) If The Dealer Sheet was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur, or the milestones which in management's opinion The Dealer Sheet must or should reach, in order for The Dealer Sheet to become profitable, and indicate the expected manner of occurrence or the expected method by which The Dealer Sheet will achieve the milestones.

     In order to become fully operational and profitable, we must achieve each of the milestones described below.

     o    We must increase our  circulation.  As of the date of this prospectus,
          ----------------------------------
we have no subscribers for our numismatic publication in either print or electronic format. We will incur expenses for marketing and advertising needed to increase our circulation. We have allocated the sum of $16,000 out of the maximum anticipated proceeds of this offering and the amount of $8,000 out of the minimum offering proceeds for marketing and advertising. Because we are in the development stage, we cannot be certain of the amount of revenue we must generate from magazine subscriptions and/or advertising in order for The Dealer Sheet to become profitable. If the portion of the offering proceeds we have allocated for marketing and advertising proves to be inadequate, we will be dependent upon debt and/or equity financing in addition to the proceeds of this offering in order to increase our funding to a level that will enable us to break even or become profitable. This additional needed capital may not be available upon acceptable terms, or at all.

     o    We must  thoroughly  market the "The Dealer  Sheet" brand name and our
          ----------------------------------------------------------------------
numismatic magazine. We will conduct brand name marketing on the Internet during
--------------------
the initial year of our operation. We will need to expend funds for advertising on web sites on the Internet that we believe our customers are likely to visit, including registering with various search engines, during the first year of operation following the closing of this offering. We also expect to expend funds to promote and position our brand via mailings of brochures. We anticipate having sufficient funds available for Internet advertising and mailings of brochures. We will also need to incur substantial expense in our efforts to enter into strategic alliances with online and more traditional companies that we believe will promote our brand and drive customers to our web site.
Ultimately, we will also need to expend funds to attract and train customer service personnel and to develop content to help build our brand and attract customers to our web site. These last two milestones are long-range in nature and we have no anticipated sources of funding for their accomplishment as of the date of this prospectus.

     o We must develop and enhance our web site. We will need to continue to devote significant resources to further develop and add new features and functionality to our web site in the future. These features and systems may relate to, among other things, information display; site and customer order management; customer interaction; and performance, reliability and scalability. Our objective is to have fast download times and achieve optimal performance. We expect that the sum of $4,500 out of the offering proceeds allocated for web site development will be sufficient to accomplish this milestone in the initial year after the closing of this offering. In subsequent years, a portion of sales revenues and/or financing in addition to that received from this offering will need to be allocated for web site enhancement.

     We will pursue these steps with the funds raised in this offering of common stock, if any. However, funding for the completion of these milestones is dependent upon the receipt of capital from equity and/or debt financing in addition to that anticipated from this offering and/or the realization of profits from operations. Because of this, we are unable to anticipate the timing of the milestones from when we begin offering the shares of common stock after effectiveness of the registration statement of which this prospectus is a part. Further, because we have only commenced the milestones listed above, we are not yet able to determine the costs associated with each milestone.

     (b) State the probable consequences to The Dealer Sheet of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon The Dealer Sheet's liquidity in view of The Dealer Sheet's then anticipated level of operating costs. (See Questions No. 11 and 12)

     The probable consequences to us of delays in achieving each of the milestones listed in Item 4.(a) immediately above is that we will likely continue to incur operating and net losses during the period of the delays, and the rate at which we incur these losses may increase. Any delays are expected to have an adverse effect on our liquidity because we intend to increase our costs and expenses substantially as we purchase computer hardware and software and office furniture; increase our sales and marketing activities; increase our general and administrative functions to support our growing operations; and complete and further develop our Internet web site. In the event that we are unable to implement our business plan and/or continue as a going concern because of the realization of continuing losses, we may need to dramatically change our business plan, sell or merge our business or face bankruptcy.

     We have no plans to make any changes in our current business plan so long as management determines it to be viable and we are able to continue in business as a going concern. The factors that management intends to consider in making the determination as to whether our business plan is viable include, among others, (i) the amount of proceeds we realize from this offering, (ii) the results of our efforts to raise funding in addition to that anticipated from this offering, (iii) the results of our proposed integrated marketing campaign;
(iv) the success of our efforts to increase our circulation; and (v) the amount of advertising revenue we are capable of generating. If, at any time, based upon consideration of the foregoing factors, management determines that we are unable to implement our business plan or continue in operation as a going concern, we will explore all available alternatives, including a possible change in our business plan, sale of our business, merger, acquisition or other business combination with another company or, if unavoidable, voluntary bankruptcy filing. However, even if we are achieving the milestones required in order for us to become profitable, we intend to consider any attractive business opportunity presented to us, including, but not limited to, the sale of our business to a larger company or a joint venture, merger or other business combination with a small or mid-sized company for the purpose of increasing our circulation. As of the date of this prospectus, we have no present intent to change our business plan, sell our business or merge with or acquire another company.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.


                             OFFERING PRICE FACTORS
                             ----------------------

     If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

     5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

     Total $(2,760) ($(0.00) per share) for the period from March 27, 2002 (inception) through September 30, 2002.

     6. If The Dealer Sheet had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

              Offering Price Per Share            =
     ------------------------------------------       -------------------------
     Net After-Tax Earnings Last Year Per Share       (price/earnings multiple)

     Not applicable. We had a loss for the period from March 27, 2002 (inception) through September 30, 2002.

     7.(a) What is the net tangible book value of The Dealer Sheet? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

     $29,740 ($0.01 per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

     The difference between the price per share of common stock being offered hereby and the net tangible book value per share is primarily attributable to the fact that the existing four shareholders of The Dealer Sheet, including Mr. Evan Lee and Ms. Rebecca Flowers, our executive officers and directors, acquired their aggregate 2,070,000 shares, representing 100% of our outstanding shares, of common stock at an average cost of approximately $.015 per share, which is substantially less than the price of $.05 per share to be paid by the investors in this offering. If this offering is successful and we succeed in achieving the milestones described in Item 4.(a) above, we expect that our sales, revenues, assets, shareholders' equity and net tangible book value will increase; our liquidity may improve; and we may achieve profitability.

     (b) State the dates on which The Dealer Sheet sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to The Dealer Sheet at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

   Date                               Relationship         Number       Price
 Of Sale    Name of Shareholder      of Shareholder      of Shares    Per Share    Consideration
--------    -------------------    ------------------    ---------    ---------    -------------

3/28/02     Evan Lee               President, Chief      1,000,000       $.012         $12,000
                                   Executive Officer
                                   and Director

3/28/02     Rebecca Flowers        Secretary, Treas-     1,000,000       $.012         $12,000
                                   urer, Chief
                                   Financial and
                                   Accounting
                                   Officer and
                                   Director


                                       31





6/3/02      Mark A. Bogani         None                     50,000        $.10          $5,000

6/3/02      Stephen Slater         None                     20,000        $.10          $2,000

     8.(a) What percentage of the outstanding shares of The Dealer Sheet will the investors in this offering have? (Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

     If the maximum is sold:   49.1%
     If the minimum is sold:   32.6%

(b) What post-offering value is management implicitly attributing to the entire company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

     If the maximum is sold:   $203,500*
     If the minimum is sold:   $153,500*

     *These values assume that The Dealer Sheet's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: not applicable. These values also assume an increase in cash in The Dealer Sheet by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $-0-. Not applicable.

     We have no outstanding convertible securities, including options, warrants or other rights.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of The Dealer Sheet's development.


                                 USE OF PROCEEDS
                                 ---------------

     9.(a)     The following  table sets forth the use of the proceeds from this offering:

                                 If Minimum                  If Maximum
                                    Sold                        Sold
                                   Amount     Per Cent         Amount       Per Cent
                                 ----------   --------       ----------     --------
Total Proceeds                     $50,000     100.00%        $100,000       100.00%
                                   -------     -------        --------       -------
Less:  Offering Expenses
Commissions & Finders Fees             -0-       0.00%             -0-         0.00%
Legal & Accounting*                  8,500      17.00%           8,500         8.50%
Copying & Advertising                  -0-       0.00%             -0-         0.00%
Other (Specify):
Electronic Filing Fees               1,500       3.00%           1,500         1.50%
Miscellaneous                          775       1.55%             775          .78%
Transfer Agent Fees                    500       1.00%             500          .05%
Blue Sky Filing Fees                   200        .40%             200          .20%
SEC Registration Fee                    25        .05%              25          .03%
Net Proceeds from Offering          38,500      77.00%          88,500        88.50%

Use of Net Proceeds
Computer Hardware/Software           8,500      17.00%           8,500         8.50%
Marketing                            8,000      16.00%          16,000        16.00%
Professional Fees                    4,000       8.00%           4,000         4.00%
Working Capital                      4,000       8.00%          16,500        16.50%
Office Furniture                     5,000      10.00%           5,000         5.00%
Web Site Development                 4,500       9.00%           4,500         4.50%
Travel                               4,500       9.00%           9,000         9.00%
Data Entry Subcontractor               -0-       0.00%          25,000        25.00%
                                 ----------   --------       ----------     --------

Total Use of Net Proceeds          $38,500      77.00%        $ 88,500        88.50%


                                         If 1,500,000
                                         Shares Sold
                                           Amount         Per Cent
                                         ------------     --------

Total Proceeds                               $75,000       100.00%
                                             -------       -------
Less:  Offering Expenses
Commissions & Finders Fees                       -0-         0.00%
Legal & Accounting*                            8,500        11.33%
Copying & Advertising                            -0-         0.00%
Other (Specify):
Electronic Filing Fees                         1,500         2.00%

Miscellaneous                                    775         1.03%
Transfer Agent Fees                              500          .67%
Blue Sky Filing Fees                             200          .27%
SEC Registration Fee                              25          .03%
Net Proceeds from Offering                    63,500        84.67%
Use of Net Proceeds
Computer Hardware/Software                     8,500        11.33%
Marketing                                     12,000        16.00%
Professional Fees                              4,000         5.33%
Working Capital                               10,430        13.91%
Office Furniture                               5,000         6.67%
Web Site Development                           4,500         6.00%
Travel                                         6,750         9.00%
Data Entry Subcontractor                      12,320        16.43%
                                         ------------     --------

Total Use of Net Proceeds                    $63,500        84.67%

------------------

     *The total legal fees for this offering will be $20,000, of which amount $15,000 has been paid heretofore with funding from other sources. The total accounting fees for this offering will be $5,000, of which amount $1,500 has been paid heretofore with funding from other sources.

     (b) If there is no minimum amount of proceeds that must be raised before The Dealer Sheet may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

     Not applicable. We must raise a minimum of at least $50,000 from the sale of shares of common stock before we may use the proceeds of the offering.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of The Dealer Sheet's business and operations, would be adequate.

     10.(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

     Not applicable. No material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering.

     (b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates.

If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

     Not applicable. No part of the proceeds is to be used to discharge indebtedness.

     (c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of The Dealer Sheet or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to The Dealer Sheet, the method followed in determining the cost, and any profit to such persons.

     We will acquire assets with a total of $13,500 of the proceeds of the offering. The amount of $8,500 has been allocated for the acquisition of computer hardware and software and the sum of $5,000 has been allocated for the purchase of office furniture. The assets will be purchased for cash. We will not acquire any of these assets from Mr. Evan Lee or Ms. Rebecca Flowers, our officers, directors, employees and principal stockholders, or their associates.

     (d)  If any amount of the proceeds is to be used to reimburse  any officer,
director,   employee  or  stockholder  for  services  already  rendered,  assets previously transferred, or monies loaned or advanced, or otherwise, explain:

     Not applicable. No amount of the proceeds is to be used to reimburse any officer, director, employee or shareholder for services already rendered, assets previously transferred, monies loaned or advanced or otherwise.

     11. Indicate whether The Dealer Sheet is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring The Dealer Sheet to make payments. Indicate if a significant amount of The Dealer Sheet's trade payables have not been paid within the stated trade term. State whether The Dealer Sheet is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate The Dealer Sheet's plans to resolve any such problems.

     We are not having and do not anticipate having within the next twelve months any cash flow or liquidity problems if we are successful in raising at least the minimum proceeds from this offering and our sales of magazine subscriptions and advertising occur at expected levels. However, if we are unable to sell at least the minimum number of shares of common stock being offered or if we receive the minimum proceeds and our sales are lower than expected, we could be expected to experience cash shortages preventing us from paying our operating expenses on a timely basis. In that event, we would need to raise additional capital sooner than one year after the closing of this offering. Additional capital may not be available to us on favorable terms when required, or at all. If this additional financing is not available, we may not be able to continue in operation as a going concern and we may need to dramatically change our business plan, sell or merge our business or face bankruptcy. Management has agreed to provide the necessary working capital in order to permit The Dealer Sheet to continue as a going concern over the one-year period following the closing of this offering. However, in the event that this becomes necessary, management may be unable to provide the required funds.

     Additionally, in the next twelve months, we intend to increase our costs and expenses substantially as we increase our sales and marketing activities; increase our circulation; acquire computer equipment and software and office furniture; increase our general and administrative functions to support our growing operations; and further develop our Internet web site. The additional revenues that we expect to generate may not be sufficient to offset these costs and expenses and enable us to operate profitably. Further, our efforts to grow our business may be more expensive than we currently anticipate or these efforts may not result in proportional increases in our revenues. As a result, we believe that we may incur an operating and net loss for at least the next year, and possibly longer, and that the rate at which we incur these losses may increase. Our success is dependent upon our achieving profitable operations or obtaining additional financing to enable us to fully implement our business plan. If we are unable to obtain additional debt and/or equity financing from this or other securities offerings or otherwise, then we will not be able to continue as a going concern unless we realize meaningful revenues. If we fail to generate meaningful revenues or raise adequate funding, we will cease operations and our shareholders will lose their entire investment. In any event, we do not expect to continue in operation after the expiration of one year from the closing of this offering without an infusion of capital in addition to the funds we are raising in this offering.

     We are not a party to or the maker of any note, loan, lease or other indebtedness or financing arrangement requiring us to make payments. Our trade payables have been paid within the stated trade term. We are not subject to any unsatisfied judgments, liens or settlement obligations.

     12. Indicate whether proceeds from this offering will satisfy The Dealer Sheet's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

     Management anticipates, without assurance, that the proceeds from this offering will satisfy our cash requirements for the next twelve months and that it will not be necessary to raise additional funds. If we receive the maximum proceeds of this offering, we will have net proceeds of $88,500 available for the purchase of computer equipment, software and office furniture, marketing and advertising, the completion and enhancement of our web site, travel, the retention of an independent contractor to perform data entry services and working capital. We will only have net proceeds of $38,500 available for these purposes, not including retention of the independent contractor, if we realize the minimum offering proceeds. Accordingly, we expect the scale of our operations to be directly related to the amount of funding available to us from this offering. That is, we will operate on a significantly smaller scale if we are only successful in raising the minimum, as compared to the maximum, proceeds. Also, as discussed in Item 11. above, in the event that our costs and expenses increase dramatically as we seek to grow our business, we may continue to realize operating and net losses for the next year or longer, and we may incur these losses at an increasingly rapid rate. Management has agreed to provide the required working capital so as to permit us to continue in operation as a going concern during the one-year period following the closing of this offering. However, management may be unable to provide the required funding if and when that becomes necessary.


                                 CAPITALIZATION
                                 --------------

     13. Indicate the capitalization of The Dealer Sheet as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:


                                                            Amount Outstanding
                                                      As of:         As Adjusted
                                                     9/30/02     Minimum     Maximum
                                                     -------     -------     -------
Debt:
Short-term debt (average interest rate __%)           $1,440      $1,440      $1,440
Long-term debt (average interest rate __%)              $-0-        $-0-        $-0-
     Total debt                                       $1,440      $1,440      $1,440

Stockholders' equity (deficit):
     Preferred stock - par or state value (by
     class of preferred in order of preferences)        $-0-        $-0-        $-0-
     Common stock - par or stated value               $2,070      $3,070      $4,070
Additional paid in capital                           $28,930     $66,430    $115,430
Retained earnings (deficit)                          $(2,760)    $(2,760)    $(2,760)
     Total stockholders equity                       $28,240     $66,740    $116,740
 Total capitalization                                $29,680     $68,180    $118,180

     Number of preferred shares authorized to be outstanding: 10,000,000 shares. Par or stated value, if any: $.01.

     Number of common shares authorized: 100,000,000 shares. Par or stated value per share, if any: $.001.

     Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: -0- shares. Not applicable.


                            DESCRIPTION OF SECURITIES
                            -------------------------

     14.  The securities being offered hereby are:

     [X]  Common stock
     [ ]  Preferred or preference stock

     [ ]  Notes or debentures
     [ ]  Units of two or more types of securities composed of:
     [ ]  Other:

     15.  These securities have:

     Yes   No
     [ ]    [X]  Cumulative voting rights
     [ ]    [X]  Other special voting rights
     [ ]    [X]  Preemptive rights to purchase in new issues of shares
     [ ]    [X]  Preference as to dividends or interest
     [ ]    [X]  Preference upon liquidation
     [ ]    [X]  Other special rights or preferences (specify):

     Explain: not applicable.

     16.  Are the securities convertible? [ ] Yes [X] No

     If so, state conversion price or formula.
     Date when conversion becomes effective: - / - / - Not applicable. Date when conversion expires: - / - / - Not applicable.

     17.(a)     If securities are notes or other types of debt securities:

          (1)  What is the interest rate?  -0-%  Not applicable.
          If interest rate is variable or multiple rates, describe: not applicable.

          (2) What is the maturity date: - / - / - Not applicable. If serial maturity dates, describe: not applicable.

          (3)  Is there a mandatory sinking fund? [ ] Yes [X] No Not applicable.
          Describe: not applicable.

          (4) Is there a trust indenture? [ ] Yes [X] No Not applicable. Name, address and telephone number of trustee. Not applicable.

          (5) Are the securities callable or subject to redemption? [ ] Yes [X] No Not applicable.

          Describe, including redemption prices: not applicable.

          (6)  Are the securities collateralized by real or personal property?
          [ ] Yes [X] No Describe: not applicable.

          (7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. Not applicable.

          How much currently outstanding indebtedness of The Dealer Sheet is senior to the securities in right of payment of interest or principal? $-0-Not applicable.

          How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $-0- Not applicable.

          How much indebtedness is junior (subordinated) to the securities? $-0-Not applicable.

     (b) If notes or other types of debt securities are being offered and The Dealer Sheet had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

     Not applicable. Shares of common stock, not notes or other types of debt securities, are being offered.

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that The Dealer Sheet's liquidity at any given time will permit payment of debt service requirements to be timely made. See Questions No. 11. and 12. See also the Financial Statements and especially the Statement of Cash Flows.

     18.  If securities are preference or preferred stock: not applicable.

     Are unpaid dividends cumulative?   [ ] Yes [X]  No
     Are securities callable?           [ ] Yes [X]  No
     Explain:  Not applicable.

Note: Attach to this Prospectus copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of preferred or preference stock, notes or other securities being offered.

     We are offering shares of common stock, not preferred or preference stock, notes or other securities having rights superior to the rights of shareholders of common stock.

     19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

     Not applicable. There are no restrictions on dividends under loan or other financing arrangements or otherwise.

     20. Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis): $(2,760)

     It is highly unlikely that we will pay dividends on the common stock in the foreseeable future.


                              PLAN OF DISTRIBUTION
                              --------------------

The Offering
------------

Shares of common stock offered by this prospectus:
     Minimum............................................   1,000,000 shares
     Maximum............................................   2,000,000 shares

Price per share:                                           $.05

Termination date of the minimum offering:                  90 days from the date
                                                           of this prospectus*

Termination date of the maximum offering:                  90 days from the date
                                                           of this prospectus
                                                           unless extended for
                                                           up to an additional
                                                           90 days

Common stock outstanding prior to the offering:            2,070,000 shares

Common stock to be outstanding upon completion of the offering:
     Minimum............................................   3,070,000 shares
     Maximum............................................   4,070,000 shares

------------------

     *If the minimum is not obtained, the funds will be promptly returned to subscribers, without deduction or interest.

     21. The selling agents (that is, the persons selling the securities as agent for The Dealer Sheet for a commission or other compensation) in this offering are:

     Not applicable. There are no selling agents in this offering.

     22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a per cent of the offering price on the cover page of this Prospectus. Also indicate whether The Dealer Sheet will indemnify the selling agents or finders against liabilities under the securities laws.

("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

     Not applicable. We will not utilize the services of selling agents or finders and, accordingly, no selling commissions or other compensation will be paid with respect to sales of common stock in this offering.

     23. Describe any material relationships between any of the selling agents or finders and The Dealer Sheet or its management.

     Not applicable. See the responses to Items 21. and 22. above.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and The Dealer Sheet, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

     24. If this offering is not made through selling agents, the names of persons at The Dealer Sheet through which this offering is being made:

Name:          Mr. Evan Lee                Name:          Ms. Rebecca Flowers
Address:       7858 East Long Place        Address:       1289 Xanadu Street
               Centennial, Colorado 80112                 Aurora, Colorado 80111
Telephone No.: (303) 918-2333              Telephone No.: (303) 887-3558

     25. If this offering is limited to a special group, such as employees of The Dealer Sheet, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

     There are no limitations on the types of persons who may invest.

Will  the  certificates bear  a legend notifying  holders  of such restrictions?
[ ] Yes [X] No Not applicable.

     26.(a)    Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

     Not applicable. Proceeds will not be escrowed until minimum proceeds are raised.

     (b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

     See the response to Item 26.(a) above regarding the fact that the minimum proceeds of the offering will not be escrowed. However, if we do not receive subscriptions for at least 1,000,000 shares of common stock within ninety days from the date of this prospectus (unless extended for up to an additional ninety days by us in our sole discretion), we will refund the funds promptly to subscribers, without deduction or interest.

     Will  interest  on  proceeds  during  escrow  period be  paid to investors?
[ ] Yes [X] No

     27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

     Of the 2,070,000 shares of common stock of The Dealer Sheet presently outstanding, (i) 1,000,000 shares of common stock are owned by each of Mr. Evan Lee and Ms. Rebecca Flowers, our executive officers and directors; and (ii) 70,000 shares are owned by two shareholders, including Messrs. Mark A. Bogani and Stephen Slater. The shares of common stock described in (i) and (ii) of the previous sentence are "restricted securities" because of their issuance and sale in reliance upon the exemptions from registration provided under Section 4(2) of the Securities Act of 1933 and Section 11-51-308(1)(p) of the Colorado Securities Act. As such, these shares of common stock are subject to the resale restrictions under Rule 144 of Section 4(1) under the Securities Act. Rule 144 of the Securities Act provides, in essence, that holders of restricted securities for a period of one year after the acquisition of the securities from us or an affiliate of ours, may, every three months, sell to a market maker or in ordinary brokerage transactions an amount equal to one per cent of our then outstanding securities. Nonaffiliates of The Dealer Sheet who hold restricted securities for a period of two years may sell their securities without regard to volume limitations or other restriction. Accordingly, the aggregate 2,000,000 shares of common stock owned by Mr. Lee and Ms. Flowers will become available for resale under Rule 144 commencing March 28, 2003, and the aggregate 70,000 shares owned by each of Messrs. Bogani and Slater will become available for resale under Rule 144 commencing June 3, 2003. In each instance, the date on which the shares of common stock become available for resale under Rule 144 is a period of one year from the date of purchase of the shares from The Dealer Sheet. Following the expiration of two years from the date of purchase, these shareholders may sell their securities without regard to volume limitations or other restriction if they are not then affiliates of The Dealer Sheet and have not been affiliates for the preceding three months. Sales of these shares of common stock under Rule 144 may have a depressive effect on the market price of our common stock, should a public market develop for the stock. Transfers and resales of the shares of common stock will be subject, in addition to the federal securities laws, to the "Blue Sky" laws of each state in which the transfer or resale occurs.

     Note: Equity investors should be aware that unless The Dealer Sheet is able to complete a further public offering or The Dealer Sheet is able to be sold for cash or merged with a public company that their investment in The Dealer Sheet may be illiquid indefinitely.

     If a secondary trading market develops in our common stock, the common stock is expected to come within the meaning of the term "penny stock" under 17 CFR 240.3a51-1 because the shares are issued by a small company; are low-priced (under five dollars); and are not traded on NASDAQ or on a national stock exchange. The Securities and Exchange Commission has established risk disclosure requirements for broker-dealers participating in penny stock transactions as a part of a system of disclosure and regulatory oversight for the operation of the penny stock market. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 requires additional disclosure, related to the market for penny stocks and for trades in any stock defined as a penny stock. Rule 15g-9 under the Securities Exchange Act of 1934 obligates a broker-dealer to satisfy special sales practice requirements that are described below. Prior to a transaction in a penny stock, the broker-dealer is required to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. Additionally, the broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as our common stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the common stock in the secondary market, if any, that develops.


                    DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS
                    ----------------------------------------

     28. If The Dealer Sheet has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

     Not applicable. We have not, since our inception on March 27, 2002, paid dividends, made distributions upon our stock or redeemed any securities.


                    OFFICERS AND KEY PERSONNEL OF THE COMPANY
                    -----------------------------------------

     29.  Chief executive officer:               Title: President and Chief
                                                        Executive Officer

Name: Mr. Evan Lee                               Age: 37

Office Street Address:                           Telephone No.:  (303) 918-2333
7858 East Long Place
Centennial, Colorado 80112.

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

     Evan Lee has served as the  President,  the Chief  Executive  Officer and a
     --------
director of The Dealer Sheet since the date of our on March 27, 2002. He has been employed in the position of Internet marketing and print catalog editor by Slater Numismatics, LLC, Englewood, Colorado, a national retailer and wholesaler of rare coins and currency, since January 2002. Since October 2001, Mr. Lee has been employed by DPW Worldwide Media, Denver, Colorado, the publisher of Element and Diverse City magazines, as a copy editor and staff writer. He was employed, from June 1998 through January 2002, as the President and Chief Executive

Officer of Corporate Security Solutions, LLC, Englewood, Colorado, the industry liaison for Independent Rare Coin Auditors, LLC. From November 1996 through June 1998, Mr. Lee was employed as a senior SGML editor and validator by Jeppesen Sanderson, Englewood, Colorado, a company engaged in aeronautical charting and navigation.

Education (degrees, schools, and dates):

     Mr. Lee received a Bachelor of Arts degree in English from Metropolitan State College of Denver, Denver, Colorado, in 1995.

Also a director of the Company      [X] Yes [ ]

Indicate amount of time to be spent on The Dealer Sheet matters if less than full time: Mr. Lee will spend approximately 50% of his time and effort on The Dealer Sheet's matters.

     30.  Chief operating officer:

     See the response to Item 29. above.

     31.  Chief financial officer:               Title: Secretary/Treasurer

Name: Ms. Rebecca Flowers                        Age: 33

Office Street Address:                           Telephone No.:  (303) 918-2333
7858 East Long Place, Centennial,
Colorado  80112

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

     Rebecca  Flowers has served as the Secretary,  the Treasurer and a director
     ----------------
of The Dealer Sheet since the date of the company's inception on March 27, 2002. She has been employed, since June 2001, as the office manager for Slater Numismatics, LLC. From August 2000 through June 2001, Ms. Flowers was employed by Trinidad Benham, Denver, Colorado, a food brokerage company, in accounts receivable. Ms. Flowers was employed in the position of office and account manager by Med-Tek Group, Aurora, Colorado, a medical billing company, from September 1999 through July 2000. She was employed by Partners in Womens Health, Denver, Colorado, an obstetrics/gynecology clinic, as the front office medical receptionist from March through May 1999.

Education (degrees, schools, and dates):

     Ms. Flowers has no advanced degree past high school.

Also a director of the Company      [X] Yes [ ]

Indicate amount of time to be spent on The Dealer Sheet matters if less than full time: Ms. Flowers will spend approximately 50% of her time and effort on The Dealer Sheet's matters.

     32.  Other key personnel: None.


                            DIRECTORS OF THE COMPANY
                            ------------------------

     33. Number of directors: two. If directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

     Not applicable. Directors are elected annually.

     34. Information concerning outside or other directors (i.e., those not described above):

     Not applicable. We have no outside directors or directors other than Mr. Evan Lee and Ms. Rebecca Flowers.

     35.(a)    Have  any of  the  officers  or  directors  ever  worked  for  or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as The Dealer Sheet:

     [X] Yes [ ] No Explain:

     (b) If any of the officers, directors or other key personnel have ever worked for or managed a company in the same business or industry as The Dealer Sheet or in a related business or industry, describe what precautions, if any (including the obtaining of releases or consents from prior employers), have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

     Mr. Lee and Ms. Flowers, our executive officers, directors and key employees, have been employed by Slater Numismatics, LLC, Englewood, Colorado, a national retailer and wholesaler of rare coins and currency, since January 2002 and June 2001, respectively. Mr. Lee was employed, from June 1998 through January 2002, as the President and Chief Executive Officer of Corporate Security Solutions, LLC, Englewood, Colorado, the industry liaison for Independent Rare Coin Auditors, LLC. No precautions have been taken to preclude claims by either company for conversion or theft of trade secrets, know-how or other proprietary information. However, we do not anticipate that any such claims will arise.

     (c) If The Dealer Sheet has never conducted operations or is otherwise in the development stage, indicate whether any of the officers or directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

     Not applicable. Neither Mr. Lee nor Ms. Flowers, our executive officers and directors, has ever managed any other company in the start-up or development stage.

     (d) If any of The Dealer Sheet's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by The Dealer Sheet.

     Not applicable. Mr. Evan Lee and Ms. Rebecca Flowers, our executive officers and directors, are employees although they have received no cash or other remuneration from us, except that we issued 1,000,000 shares of common stock to each of them in consideration for the sum of $6,000 in cash paid by each at the rate of $.006 per share.

     (e) If The Dealer Sheet has key man life insurance policies on any of its officers, directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to The Dealer Sheet and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

     Not applicable. We have no key man life insurance policy on Mr. Evan Lee or Ms. Rebecca Flowers, our executive officers, directors and key employees.

     36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against The Dealer Sheet or its officers, directors or other key personnel or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

     Not applicable. No petition under the Bankruptcy Act or any State insolvency law has been filed by or against The Dealer Sheet, Mr. Evan Lee or Ms. Rebecca Flowers, our executive officers, directors and key employees, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of The Dealer Sheet, Mr. Lee or Ms. Flowers, or any partnership in which Mr. Lee or Ms. Flowers was a general partner at or within the past five years, or any corporation or business association of which Mr. Lee or Ms. Flowers was an executive officer at or within the past five years.

Note: After reviewing the information concerning the background of The Dealer Sheet's officers, directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate The Dealer Sheet and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.


                             PRINCIPAL STOCKHOLDERS
                             ----------------------

     37. Principal owners of The Dealer Sheet (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

                                                                    No. of Shares
 Shares of         Average       No. of Shares                    After Offering if
Common Stock   Price Per Share     Now Held      % of Total(1)   All Securities Sold   % of Total
------------   ---------------   -------------   -------------   -------------------   ----------

Name:
Evan Lee            $.006         1,000,000          48.3%             1,000,000         24.6%(2)
                                                                                        (maximum)
                                                                                         32.6%(3)
                                                                                        (minimum)

Office Street
Address:
7858 East Long Place
Centennial, Colorado  80112

Telephone No.
(303) 918-2333

Name:
Rebecca Flowers     $.006         1,000,000          48.3%             1,000,000         24.6%(2)
                                                                                        (maximum)
                                                                                         32.6%(3)
                                                                                        (minimum)

Office Street
Address:
7858 East Long Place
Centennial, Colorado  80112

Telephone No.
(303) 918-2333

------------------

     (1) Based upon 2,070,000 shares of our common stock issued and outstanding as of the date of this prospectus.

     (2) Based upon 4,070,000 shares of our common stock to be issued and outstanding if the maximum 2,000,000 shares of common stock are sold.




                                       47






     (3) Based upon 3,070,000 shares of our common stock to be issued and outstanding if the minimum 1,000,000 shares of common stock are sold.

     38. Number of shares beneficially owned by officers and directors as a group:

Before offering: 2,000,000 shares of common stock (96.6% of total outstanding)

After offering: a) Assuming minimum securities sold: 2,000,000 shares of common stock (65.2% of total outstanding)
                 b) Assuming maximum securities sold: 2,000,000 shares of common stock (49.1% of total outstanding)
(Assume all options exercised and all convertible securities converted.)


             MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION
             -------------------------------------------------------

     39.(a)    If any of the officers,  directors,  key personnel or principal stockholders are related by blood or marriage, please describe.

     Not applicable. Mr. Evan Lee and Ms. Rebecca Flowers, our executive officers, directors, key employees and principal shareholders, are not related by blood or marriage.

     (b) If The Dealer Sheet has made loans to or is doing business with any of its officers, directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from The Dealer Sheet, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

     On March 28, 2002, we issued 1,000,000 shares of common stock to each of Mr. Evan Lee and Ms. Rebecca Flowers in consideration for the sum of $6,000 in cash paid by each at the rate of $.006 per share. On September 29, 2002, each of Mr. Evan Lee and Rebecca Flowers paid an additional $6,000 as additional consideration for their shares.

     Since the date of our inception on March 27, 2002, Mr. Lee has provided us with office space located at 7858 East Long Place, Centennial, Colorado 80112, on a rent-free basis pursuant to a verbal agreement. We expect to continue this arrangement with Mr. Lee for the foreseeable future.

     Except as described above, we have not made loans to or done business with Mr. Lee or Ms. Flowers, or any of their relatives (or any entity controlled directly or indirectly by Mr. Lee or Ms. Flowers) since our inception on March 27, 2002, and have no plans to do so in the future.

     (c) If any of The Dealer Sheet's officers, directors, key personnel or 20% stockholders has guaranteed or co-signed any of The Dealer Sheet's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

     Not applicable. We have no bank debt or other obligations.

     40.(a)    List  all  remuneration  by  The  Dealer  Sheet  to  officers, directors and key personnel for the last fiscal year:

Name-Officer, Director and Key Employee    Cash             Other
----------------------------------------   ----    -----------------------------
Evan Lee, President, Chief Executive        -0-    1,000,000 shares of common
 Officer, Director and Key Employee                stock*

Rebecca Flowers, Secretary, Treasurer,      -0-    1,000,000 shares of common
 Chief Financial and Accounting Officer,           stock*
 Director and Key Employee

Others:
Not applicable

Total:                                      -0-    2,000,000 shares of common
                                                   stock

Directors as a group (number of             -0-    2,000,000 shares of common
 persons - 2)                                      stock

------------------

     *The shares of common stock were received in consideration for the sum of $6,000 in cash at the rate of $.006 per share.

     (b) If remuneration is expected to change or has been unpaid in prior years, explain:

     We do not intend to pay Mr. Lee or Ms. Flowers, our executive officers, directors and key employees, a salary or compensate them with other remuneration for the foreseeable future.

     (c)  If any employment agreements exist or are contemplated, describe:

     Not applicable. No employment agreements exist or are contemplated.

     41.(a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: -0- shares (-0-% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

     Not applicable. We have no stock purchase agreements, stock options, warrants or other convertible securities or rights outstanding.

     (b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: -0- shares.

     Not applicable. We have no existing stock purchase, option or similar plans.

     (c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

     Our shareholders are not required to approve future stock purchase agreements, stock options, warrants or rights.

     42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with The Dealer Sheet and not compete upon any termination:

     Ms. Evan Lee, the President, the Chief Executive Officer, a director and the owner of 1,000,000 shares, representing approximately 48.3% of the outstanding shares, and Ms. Rebecca Flowers, the Secretary, the Treasurer, the Chief Financial and Accounting Officer, a director and the owner of 1,000,000 shares, representing approximately 48.3% of the outstanding shares, of our common stock, are our only key employees. There are no arrangements to assure that Mr. Lee or Ms. Flowers will remain with us and not compete upon any termination.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel, directly or indirectly, is reasonable in view of the present stage of The Dealer Sheet's development.


                                   LITIGATION
                                   ----------

     43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon The Dealer Sheet's business, financial condition, or operations, including any litigation or action involving The Dealer Sheet's officers, directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on The Dealer Sheet's business, financial condition, or operations.

     There is no past, pending or threatened litigation or administrative action, including any litigation or action involving Mr. Evan Lee or Ms. Rebecca Flowers, our executive officers, directors and key employees, that has had or may have a material effect upon our business, financial condition or operations.

                               FEDERAL TAX ASPECTS
                               -------------------

     44. If The Dealer Sheet is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

     Not applicable. We are a "C" corporation under the Internal Revenue Code of 1986 and no such tax benefits are believed to exist. We have not consulted with a tax advisor.

Name of tax advisor:  not applicable
Address:              not applicable
Telephone no.:        not applicable

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.


                              MISCELLANEOUS FACTORS
                              ---------------------

     45. Describe any other material factors, either adverse or favorable, that will or could affect The Dealer Sheet or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Prospectus not misleading or incomplete.

     Not applicable.


                              FINANCIAL STATEMENTS
                              --------------------

     46. The audited Financial Statements of The Dealer Sheet, Inc., commence on page F-1 hereof in response to Part F/S of this prospectus section of Form SB-1.


        MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS
        ----------------------------------------------------------------

     47.  If  The  Dealer  Sheet's   financial   statements   show  losses  from
operations, explain the causes underlying these losses and what steps The Dealer Sheet has taken or is taking to address these causes.

     We have incurred a net loss of $(1,260) during the period from our inception (March 27, 2002) through September 30, 2002. The causes underlying our operating loss include, primarily, (i) the fact that our numismatic publication is not yet available either online or in print format; (ii) insufficient capital available for marketing and sales and development and enhancement of our web site; (iii) limited sales and marketing activities; (iv) lack of prior experience as a magazine publisher; (v) an inadequate number of subscribers and advertisers; (vi) an insufficient number of strategic relationships needed to help promote our web site; (vii) an insufficient number of personnel; and (viii) only one product line. We expect our publication to be available in print format on or about December 1, 2002, and online commencing in May 2003 approximately. We are conducting this offering to raise additional capital for the activities listed in (ii) immediately above and, in addition, the purchase of computer hardware and software and officer furniture, travel, professional fees, working capital and, in the event of the maximum offering, to retain an independent contractor to perform data entry services. We are striving to improve our skills as a magazine publisher, increase our circulation and establish strategic relationships with other numismatic and related web sites and portals that can drive customer traffic to our web site.

     48. Describe any trends in The Dealer Sheet's historical operating results. Indicate any changes now occurring in the underlying economics of the industry of The Dealer Sheet's business which, in the opinion of management, will have a significant impact (either favorable or adverse) upon The Dealer Sheet's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

     We only commenced operations in March 2002 and, as of the date of this prospectus, we have no subscribers for our numismatic publication. Accordingly, we believe that we have been operational for a length of time inadequate for us to discern any significant trends in our historical operating results. However, in the next twelve months, we intend to increase our costs and expenses substantially as we purchase computer hardware and software and office furniture; increase our sales and marketing activities; increase our general and administrative functions to support our growing operations; and further develop our Internet web site. The revenue that we expect to generate from subscribers and advertisers may not be sufficient to offset these costs and expenses and enable us to operate profitably. Further, our efforts to grow our business may be more expensive than we currently anticipate or these efforts may not result in proportional increases in our revenues. Accordingly, the benefit to us from increased sales may be negated by the expected significant increases in our costs and expenses. As a result, we believe that we may incur an operating and net loss for at least the next year, and possibly longer, and that the rate at which we incur these losses may increase.

     Because, to our knowledge, there is only one other publisher of the type of numismatic magazine we intend to publish, we do not believe that the industry is well enough established such that the underlying economics are discernable.

     49. If The Dealer Sheet sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: __%. What is the anticipated gross margin for next year of operations? Approximately __%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

     We are engaged in the business of publishing a weekly magazine reporting on the values and the fluctuations in value of rare coins and the market for rare coins. Accordingly, we do not sell a product(s).

     50. Foreign sales as a per cent of total sales for last fiscal year: not applicable. Domestic government sales as a per cent of total domestic sales for last fiscal year: not applicable. Explain the nature of these sales, including any anticipated changes:

     We do not anticipate that The Dealer Sheet will consummate any foreign or government sales.


                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS
                ------------------------------------------------

Item 1.   Indemnification of Directors and Officers.
----------------------------------------------------

     Sections 7-109-101 through 7-109-110 of the Colorado Business Corporation Act provide for the indemnification of the officers, directors and controlling persons of a corporation as follows:

     Section 7-109-101  Definitions. As used in this article:
     -------------------------------

     (1) "Corporation" includes any domestic or foreign entity that is a predecessor of a corporation by reason of a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

     (2) "Director" means an individual who is or was a director of a corporation or an individual who, while a director of a corporation, is or was serving at the corporation's request as a director, an officer, an agent, an associate, an employee, a fiduciary, a manager, a member, a partner, a promoter, or a trustee of, or to hold any similar position with, another domestic or foreign corporation or other person or of an employee benefit plan. A director is considered to be serving an employee benefit plan at the corporation's request if the director's duties to the corporation also impose duties on, or otherwise involve services by, the director to the plan or to participants in or beneficiaries of the plan. "Director" includes, unless the context requires otherwise, the estate or personal representative of a director.

     (3)  "Expenses" includes counsel fees.

     (4) "Liability" means the obligation incurred with respect to a proceeding to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses.

     (5) "Official capacity" means, when used with respect to a director, the office of director in a corporation and, when used with respect to a person other than a director as contemplated in section 7-109-107, the office in a corporation held by the officer or the employment, fiduciary, or agency relationship undertaken by the employee, fiduciary, or agent on behalf of the corporation. "Official capacity" does not include service for any other domestic or foreign corporation or other person or employee benefit plan.

     (6) "Party" includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

     (7) "Proceeding" means and threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

     7-109-102.  Authority to indemnify directors.
     ---------------------------------------------

     (1) Except as provided in subsection (4) of this section, a corporation may indemnify a person made a party to a proceeding because the person is or was a director against liability incurred in the proceeding if:

          (a)  The person conducted himself or herself in good faith; and

          (b)  The person reasonably believed:

               (I)  In the case of  conduct  in an  official  capacity  with the corporation, that his or her conduct was in the corporation's best interests; and

               (II) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

          (c) In the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

     (2) A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in or beneficiaries of the plan is conduct that satisfies the requirement of subparagraph (II) of paragraph (b) of subsection (1) of this section. A director's conduct with respect to an employee benefit plan for a purpose that the director did not reasonably believe to be in the interests of the participants in or beneficiaries of the plan shall be deemed not to satisfy the requirements of paragraph (a) of subsection (1) of this section.

     (3) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

     (4)  A corporation may not indemnify a director under this section:

          (a) In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

          (b) In connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit.

     (5) Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

     7-109-103.  Mandatory  indemnification of directors.  Unless limited by its
     ----------------------------------------------------
articles of incorporation, a corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the proceeding.

     7-109-104.  Advance of expenses to directors.
     ---------------------------------------------

     (1) A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if:

          (a) The director furnishes to the corporation a written affirmation of the director's good faith belief that he or she has met the standard of conduct described in section 7-109-102;

          (b) The director furnishes to the corporation a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that he or she did not meet the standard of conduct; and

          (c) A determination is made that the facts then known to those making the determination would not preclude indemnification under this article.

     (2) The undertaking required by paragraph (b) of subsection (1) of this section shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment.

     (3) Determinations and authorizations of payments under this section shall be made in the manner specified in section 7-109-106.

     7-109-105.  Court-ordered indemnification of directors.
     -------------------------------------------------------

     (1) Unless otherwise provided in the articles of incorporation, a director who is or was a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification in the following manner:

          (a) If it determines that the director is entitled to mandatory indemnification under section 7-109-103, the court shall order indemnification, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification.

          (b) If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in section 7-109-102 (1) or was adjudged liable in the circumstances described in section 7-109-102 (4), the court may order such indemnification as the court deems proper; except that the indemnification with respect to any proceeding in which liability shall have been adjudged in the circumstances described in section 7-109-102 (4) is limited to reasonable expenses incurred in connection with the proceeding and reasonable expenses incurred to obtain court-ordered indemnification.

     7-109-106. Determination and authorization of indemnification of directors.
     ---------------------------------------------------------------------------

     (1) A corporation may not indemnify a director under section 7-109-102 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in section 7-109-102. A corporation shall not advance expenses to a director under section 7-109-104 unless authorized in the specific case after the written affirmation and undertaking required by section 7-109-104 (1) (a) and (1) (b) are received and the determination required by section 7-109-104 (1) (c) has been made.

     (2) The determinations required by subsection (1) of this section shall be made:

          (a) By the board of directors by a majority vote of those present at a meeting at which a quorum is present, and only those directors not parties to the proceeding shall be counted in satisfying the quorum; or

          (b) If a quorum cannot be obtained, by a majority vote of a committee of the board of directors designated by the board of directors, which committee shall consist of two or more directors not parties to the proceeding; except that directors who are parties to the proceeding may participate in the designation of directors for the committee.

     (3) If a quorum cannot be obtained as contemplated in paragraph (a) of subsection (2) of this section, and a committee cannot be established under paragraph (b) of subsection (2) of this section, or, even if a quorum is obtained or a committee is designated, if a majority of the directors constituting the quorum or the committee so directs, the determination required to be made by subsection (1) of this section shall be made:

          (a) By independent legal counsel selected by a vote of the board of directors or the committee in the manner specified in paragraph (a) or (b) of subsection (2) of this section or, if a quorum of the full board cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the full board of directors; or

          (b)  By the shareholders.

     (4) Authorization of indemnification and advance of expenses shall be made in the same manner as the determination that indemnification or advance of expenses is permissible; except that, if the determination that indemnification or advance of expenses is permissible is made by independent legal counsel, authorization of indemnification and advance of expenses shall be made by the body that selected this counsel.

     7-109-107. Indemnification of officers, employees, fiduciaries, and agents.
     ---------------------------------------------------------------------------

     (1)  Unless otherwise provided in the articles of incorporation:

          (a) An officer is entitled to mandatory indemnification under section 7-109-103, and is entitled to apply for court-ordered indemnification under section 7-109-105, in each case to the same extent as a director;

          (b) A corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and

          (c) A corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its bylaws, general or specific action by its board of directors or shareholders, or contract.

     7-109-108.  Insurance. A corporation may purchase and maintain insurance on
     ----------------------
behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of another domestic or foreign corporation or other person or of an employee benefit plan, against liability asserted against or incurred by the person in that capacity or arising from his or her status as a director, officer, employee, fiduciary, or agent, whether or not the corporation would have power to indemnify the person against the same liability under section 7-109-102, 7-109-103, or 7-109-107. Any such insurance may be procured from any insurance company designated by the board of directors, whether such insurance company is formed under the laws of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity or any other interest through stock ownership or otherwise.

     7-109-109.  Limitation of indemnification of directors.
     -------------------------------------------------------

     (1) A provision treating a corporation's indemnification of, or advance of expenses to, directors that is contained in its articles of incorporation or bylaws, in a resolution of its shareholders or board of directors, or in a contract, except an insurance policy, or otherwise, is valid only to the extent the provision is not inconsistent with sections 7-109-101 to 7-109-108. If the articles of incorporation limit indemnification or advance of expenses, indemnification and advance of expenses are valid only to the extent not inconsistent with the articles of incorporation.

     (2) Sections 7-109-101 to 7-109-108 do not limit a corporation's power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when he or she has not been made a named defendant or respondent in the proceeding.

     7-109-110.  Notice to shareholders  of  indemnification  of director.  If a
     ---------------------------------------------------------------------
corporation indemnifies or advances expenses to a director under this article in connection with a proceeding by or in the right of the corporation, the corporation shall give written notice of the indemnification or advance to the shareholders with or before the notice of the next shareholders' meeting. If the next shareholder action is taken without a meeting at the instigation of the board of directors, such notice shall be given to the shareholders at or before the time the first shareholder signs a writing consenting to such action.


Item 2.   Other Expenses of Issuance and Distribution.
------------------------------------------------------

     The following is an itemized statement of the expenses incurred in connection with this registration statement and the issuance and distribution of the shares of common stock being registered under this registration statement. All such expenses will be paid by The Dealer Sheet.

Securities and Exchange Commission registration fee..............    $     9
Legal fees and expenses..........................................     20,000(1)
Accounting fees and expenses.....................................      5,000(2)
Blue sky fees and expenses.......................................        200
Transfer agent fees and expenses.................................        500
Printing, electronic filing and engraving expenses...............      1,500
Miscellaneous expenses...........................................        791
                                                                     ---------
TOTAL............................................................    $27,000

------------------

     (1)  The sum of $15,000 has been paid previously.

     (2)  The sum of $1,500 has been paid previously.

     (3) All of the above items except the Securities and Exchange Commission registration fee are estimates.

Item 3.   Undertakings.
-----------------------

     (a)  The undersigned small business issuer will:

          (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

               (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

               (ii)      Reflect in the  prospectus  any facts or events  which,
          individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) Include any additional or changed material information on the plan of distribution.

          (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 4.   Unregistered Securities Issued or Sold Within One Year.
-----------------------------------------------------------------

     Since March 27, 2002, the date of our inception, we have sold securities in transactions summarized below.

                                                           Number of Shares of
     Purchaser          Date of Sale     Consideration      Common Stock Sold
-------------------     ------------     -------------     ------------------

Evan Lee                   3/28/02        $12,000.00            1,000,000

Rebecca Flowers            3/28/02        $12,000.00            1,000,000

Mark A. Bogani             6/3/02          $5,000.00               50,000

Stephen Slater             6/3/02          $2,000.00               20,000

     With respect to the sales described above, we relied upon Section 4(2) of the Securities Act of 1933 for transactions by an issuer not involving any public offering, as an exemption from the registration requirements of Section 5 of the Securities Act of 1933. As the executive officers, directors and controlling shareholders of The Dealer Sheet, Mr. Evan Lee and Ms. Rebecca Flowers had access to information enabling them to evaluate the merits and risks of the transactions on the date of sale. Messrs. Bogani and Slater are accredited or sophisticated investors and, accordingly, had access to information enabling them to evaluate the merits and risks of the transactions on the date of sale. Messrs. Lee, Bogani and Slater and Ms. Flowers each represented in writing that he or she acquired the securities for investment for his or her own account and not with a view to distribution. Stop transfer instructions have been issued to The Dealer Sheet's transfer agent with respect to the securities, and the transfer agent has been instructed to issue the certificates representing the securities bearing a restrictive investment legend. Each purchaser signed a written agreement stating that the securities will not be sold except by registration under the Securities Act of 1933 or pursuant to an exemption from registration.


Item 5.   Index to Exhibits
---------------------------

     (a) An index to the exhibits filed should be presented immediately following the cover page to Part III.

     (b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 6. below.

     (c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form SB-1.

     (d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.


Item 6.   Description of Exhibits
---------------------------------

     The following Exhibits are filed as part of this Registration Statement on Form SB-1.

Item
Number                                  Description
------     ---------------------------------------------------------------------

 (2.1)*    Articles of Incorporation of The Dealer Sheet, Inc., filed March 27,
           2002.

 (2.2)*    Bylaws of The Dealer Sheet, Inc.

 (3)*      Form of stock certificate.

 (4)*      Subscription Agreement.

(10)(a)*   Consent of Cudd & Associates (included in Exhibit (11) hereto).

(10)(b)* Consent of Jonathon P. Reuben, CPA, An Accountancy Corporation, independent auditors.

 (11)*     Opinion and Consent of Cudd & Associates.

------------------
     *Filed herewith.


                                   SIGNATURES
                                   ----------

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and authorizes this registration statement to be signed on its behalf by the undersigned, in the City of Centennial, State of Colorado, on November 29, 2002.

                                               THE DEALER SHEET, INC.
                                               (Registrant)


                                               By: /s/ Evan Lee
                                                   -----------------------------
                                                   Evan Lee, President and Chief
                                                   Executive Officer (Principal
                                                   Executive, Financial and
                                                   Accounting Officer)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.



Date:  November 29, 2002                       /s/ Evan Lee
                                               ---------------------------------
                                               Evan Lee, President, Chief
                                               Executive Officer and Director



Date:  November 29, 2002                       /s/ Rebecca Flowers
                                               ---------------------------------
                                               Rebecca Flowers, Secretary, Chief
                                               Financial and Accounting Officer
                                               and Director

                                  EXHIBIT INDEX
                                  -------------

     The following Exhibits are filed as part of this Registration Statement on Form SB-1.

Item
Number                                  Description
------     ---------------------------------------------------------------------

(2.1)*     Articles of Incorporation of The Dealer Sheet, Inc., filed March 27,
           2002.

(2.2)*     Bylaws of The Dealer Sheet, Inc.

(3)*       Form of stock certificate.

(4)*       Subscription Agreement.

(10)(a)*   Consent of Cudd & Associates (included in Exhibit (11) hereto).

(10)(b)* Consent of Jonathon P. Reuben, CPA, An Accountancy Corporation, independent auditors.

(11)*      Opinion and Consent of Cudd & Associates.

------------------

     *Filed herewith.

                             THE DEALER SHEET, INC.
                              FINANCIAL STATEMENTS


                                    Contents
                                    --------


                                                                       Page
                                                                      ------

Independent Auditors' Report                                           F-2

Balance Sheet                                                          F-3

Statement of Operations and Accumulated
  Deficit                                                              F-4

Statement of Stockholders' Equity                                      F-5

Statement of Cash Flows                                                F-6

Notes to Financial Statements                                          F-7

                          Independent Auditors' Report


Board of Directors
The Deal Sheet, Inc.
Centennial, Colorado


We have audited the accompanying balance sheet of The Dealer Sheet, Inc. (A Development Stage Company) as of September 30, 2002, and the related statements of operations and deficit accumulated during the development stage, stockholders' equity, and cash flows from the Company's inception (March 27,
2002) through September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Dealer Sheet, Inc. as of September 30, 2002, and the results of its operations and its cash flows for the period from the Company's inception (March 27, 2002) through September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.


/s/  Jonathon P. Reuben CPA

Jonathon P. Reuben, C.P.A.
Accountancy Corporation
Torrance, California
October 31, 2002

The Dealer Sheet, Inc.
(A Development Staage Company)
Balance Sheet
September 30, 2002

--------------------------------------------------------------------------------

Assets
   Currrent assets
       Cash and cash equivalents                                                    $       17,141
                                                                                    ----------------

          Total current assets                                                              17,141

   Property and equipment
       Computer equipment (net accumulated
          depreciation of $181)                                                              2,539

   Other assets
       Deferred offering costs                                                              10,000
                                                                                    --------------

             Total assets                                                           $       29,680
                                                                                    ==============


Liabilities and Stockholders' Equity

   Liabilities
       Unearned income                                                              $        1,440
                                                                                    --------------

   Stockholders' Equity
       Common Stock,  par value $.001 per share;
          authorized 100,000,000 shares; issued and outstanding
          2,070,000 shares                                        $        2,070
       Preferred Stock, par value $.01 per share,
          authorized 10,000,000 shares; no shares issued and
          outstanding                                                          -
       Additional Paid-in Capital                                         28,930
       Deficit Accumulated During the Development Stage                   (2,760)
                                                                  ----------------

          Total stockholders' equity                                                        28,240
                                                                                    --------------

             Total liabilities and stockholders' equity                             $       29,680
                                                                                    ==============







See accompanying notes                                                       F-3

The Dealer Sheet, Inc.
(A Development Stage Company)
Statement of Operations and Accumulated Deficit

--------------------------------------------------------------------------------

                                                              From Inception
                                                             (March 27, 2002)
                                                                  Through
                                                            September 30, 2002
                                                            ------------------


Income                                                      $              -


Operating Expenses                                                    (2,760)
                                                            ------------------

   Net Loss and Accumulated Deficit                         $         (2,760)
                                                            ==================

   Basic Loss Per Share                                     $          (0.00)
                                                            ==================
   Weighted Average Common
     Shares Outstanding                                            2,070,000
                                                            ==================

















See accompanying notes                                                       F-4

The Dealer Sheet, Inc.
(A Development Stage Company)
Statement of Stockholders' Equity
From the Company's Inception (March 27, 2002) Through September 30, 2002
--------------------------------------------------------------------------------


                                                                                                     Deficit
                                                                                                    Accumulated
                                                           Common Stock                              During the
                                                    ---------------------------      Paid-in        Development
                                                       Shares         Amount         Capital           Stage
                                                    -------------   -----------   -------------   ---------------


Shares issued for cash - March 28, 2002               2,000,000     $   2,000     $    10,000     $           -
Shares issued for cash - June 3, 2002                    70,000            70           6,930
Additional contributed capital - September 9, 2002            -             -          12,000
Net loss from the Company's inception
   (March 27, 2002 ) through September 30, 2002               -             -               -            (2,760)
                                                    -------------   -----------   -------------   ---------------

       Balance - September 30, 2002                   2,070,000     $   2,070     $    28,930     $      (2,760)
                                                    =============   ===========   =============   ===============






















See accompanying notes                                                       F-5

The Dealer Sheet, Inc.
(A Development Stage Company)
Statement of Cash Flows
From Inception (March 27, 2002) through September 30,  2002
--------------------------------------------------------------------------------


Cash Flows from Operating Activities
   Net Loss                                                   $       (2,760)
   Adjustments to reconcile net loss to net cash
      provided by operating activities:
         Depreciation                                                    181
      Increase  in liabilities
         Increase in unearned income                                   1,440
                                                              ----------------


         Net cash use in operating activities                         (1,139)
                                                              ----------------

Cash Flows from Investing Activities
   Equipment acquisition                                              (2,720)
                                                              ----------------

         Net cash provided (used) in investing activities             (2,720)
                                                              ----------------


Cash Flows from Financing Activities
   Gross proceeds from private offerings                              31,000
   Costs incurred in proposed public offering                        (10,000)
                                                              ----------------

         Net cash provided by financing activities                    21,000
                                                              ----------------

         Net Increase (Decrease) in Cash and Cash
             Equivalents                                              17,141

         Beginning Balance - Cash and Cash Equivalents                     -
                                                              ----------------

         Ending Balance - Cash and Cash Equivalents           $       17,141
                                                              ================

Supplemental Schedule to Statement of Cash Flows

      Cash Paid For:

         Interest Expense                                     $            -
         Income Taxes                                         $            -





See accompanying notes                                                       F-6

The Dealer Sheet, Inc.
(A Development Stage Company)
Notes to Financial Statements
September 30, 2002
--------------------------------------------------------------------------------



Note 1 - Organization
---------------------

     The Dealer Sheet, Inc. (the "Company") was incorporated in Colorado on March 27, 2002, for the purpose of producing a publication for coin dealers.

     The Company is in the development stage as defined in FASB Statement 7. The Company has not paid any dividends and dividends, that may be paid in the future, will depend on the financial requirements of the Company and other relevant factors.


Note 2 - Summary of Significant Accounting Policies
---------------------------------------------------

     a.   Basis of Presentation
          ---------------------

          The Company's financial statements are prepared using the accrual method of accounting in accordance with generally accepted accounting principles accepted in the United States and have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

     b.   Depreciation
          ------------

          The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The Company's office equipment is being depreciated on the straight-line method for both financial reporting and income tax reporting purposes. Depreciation expense charged to operations for the period ending September 30, 2002 was $181.

     c.   Net Loss Per Share
          ------------------

          The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" ("EPS") that established standards for the computation, presentation and disclosure of earnings per share, replacing the presentation of Primary EPS with a presentation of Basic EPS.

The Dealer Sheet, Inc.
(A Development Stage Company)
Notes to Financial Statements
September 30, 2002
--------------------------------------------------------------------------------


     d.   Cash and Cash Equivalents
          -------------------------

          For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include all stable, highly liquid investments with maturities of three months or less.

     e.   Use of Estimates
          ----------------

          The preparation of financial statements in conformity with generally accepted accountings principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     f.   Income Taxes
          ------------

          The Company accounts for its income taxes under the provisions of Statement of Financial Accounting Standards 109 ("SFAS 109"). The method of accounting for income taxes under SFAS 109 is an asset and liability method. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of other assets and liabilities.

     g.   Fair Value of Financial Instruments
          -----------------------------------

          Pursuant to SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", the Company is required to estimate the fair value of all financial instruments included on its balance sheet as of September 30, 2002. The Company considers the carrying value of such amounts in the financial statements to approximate their face value.

     h.   Issuances Involving Non-cash Consideration
          ------------------------------------------

          Issuances of the Company's stock for non-cash consideration will be assigned a dollar amount equaling either the market value of the shares issued or the value of consideration received whichever is more readily determinable.

The Dealer Sheet, Inc.
(A Development Stage Company)
Notes to Financial Statements
September 30, 2002
--------------------------------------------------------------------------------


     i.   Deferred Offering Costs
          -----------------------

          Costs incurred in the Company's public offering (See Note 5) have been capitalized. These costs are deferred and will either be charged against the offering proceeds, or charged to operations if the offering is unsuccessful.

     j.   Revenue Recognition
          -------------------

          The Company anticipates that its revenue will be from advertising which will be recognized as income in the period in which the respective advertment is included in the Company's publcation.

     k.   New Accounting Pronouncements
          -----------------------------

          In June 2001, SFAS No. 141, "Business Combinations," was issued. This statement eliminates pooling of interests accounting and requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Company has adopted this standard and its adoption of this standard has no significant effect on the Company's financial statements.

          In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets," was issued establishing accounting and reporting standards that address how goodwill and intangible assets should be accounted for within the financial statements. The statement requires companies to not amortize goodwill and intangible assets with infinite lives, but to test such assets for impairment on a regular basis. An intangible asset that has a finite life should be amortized over its useful life and evaluated for impairment on a regular basis. This statement is effective for fiscal years beginning after December 15, 2001. The Company has adopted the standard and its adoption has nosignificant effect on the Company's financial statements.

          In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued establishing new rules and clarifying implementation issues with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, "by allowing a probability-weighted cash flow estimation approach to measure the impairment loss of a long-lived asset. The statement also established new standards for accounting for discontinued operations. Transactions that qualify for reporting in discontinued operations include the disposal of a component of an entity's operations that comprises operations and cash flow that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The statement is effective for

The Dealer Sheet, Inc.
(A Development Stage Company)
Notes to Financial Statements
September 30, 2002
--------------------------------------------------------------------------------


          fiscal years beginning after December 15, 2001. The Company adopted this standard and its adoption has no significant effect on the Company's financial statements.

          In April 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", was issued. This Statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". This Statement also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers". This Statement amends FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of SFAS No. 145 had no effect on the financial position and results of operations of the Company.

          In June 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", was issued which nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring"). The adoption of SFAS No. 146 had no effect on the financial position and results of operations of the Company.


Note 3 - Issuance of Common Stock
---------------------------------

     Upon its formation, the Company issued 2,000,000 shares of its common stock. 1,000,000 shares were issued each to the Company's President and Secretary for a total of $24,000. The Company also issued 70,000 shares to two individuals in exchange for $7,000.

     Each share outstanding is entitled to one vote.


Note 4 - Income Taxes
---------------------

     Income taxes are provided based on earnings reported for financial statement purposes pursuant to the provisions of Statement of Financial Accounting Standards No. 109 ("FASB 109").

The Dealer Sheet, Inc.
(A Development Stage Company)
Notes to Financial Statements
September 30, 2002
--------------------------------------------------------------------------------


     FASB 109 uses the asset and liability method to account for income taxes. That requires recognizing deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities.

     An allowance has been provided for by the Company which reduced the tax benefits accrued by the Company for its net operating losses to zero, as it cannot be determined when, or if, the tax benefits derived from these operating losses will materialize. As of September 30, 2002, the Company has unused operating loss carryforwards, which may provide future tax benefits in the amount of $2,760 that expires in 2022.


Note 5 - Related Party Transactions
-----------------------------------

     The Company is currently operating from its President's offices at no cost. Further the President of the Company has committed to fund any shortfalls necessary to meet the Company's obligations for at least the next twelve months.


Note 6 - Public Offering
------------------------

     The Company is in the process of preparing a registration statement to be filed with the United States Securities and Exchange Commission under which the Company plans to offer to the general public a minimum of 1,000,000 shares and a maximum of 2,000,000 shares of its common stock at a price of $.05 per share. Under the proposed offering, all funds received will be held by the Company. If less than a 1,000,000 shares are sold at the expiration date of the offering, the funds received from investors prior to the expiration date will be returned without interest.